Filed pursuant to Rule 424(b)(3)
Registration Number 333-189507

Prospectus Supplement No. 11
(To the Prospectus dated December 6, 2013)

51,101,434 Shares
NMI Holdings, Inc.
Class A Common Stock
_______________

This Prospectus Supplement supplements the prospectus dated December 6, 2013, as previously supplemented (the “Prospectus”), relating to the offering of up to 51,101,434 shares of Class A common stock of NMI Holdings, Inc. by the selling stockholders identified in the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus which is to be delivered with this Prospectus Supplement. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.
INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 33 IN OUR QUARTERLY REPORT ON FORM 10-Q FILED ON AUGUST 4, 2015.
This Prospectus Supplement is filed for the purpose of including in the Prospectus the information contained in the attached quarterly report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the Securities and Exchange Commission on August 4, 2015.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement (or the Prospectus, including any supplements or amendments thereto). Any representation to the contrary is a criminal offense.
_______________
The date of this Prospectus Supplement is August 4, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended June 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number 001-36174
NMI Holdings, Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	45-4914248
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2100 Powell Street, Emeryville, CA	94608
(Address of principal executive offices)	(Zip Code)

(855) 530-6642
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☒ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The number of shares of common stock, $0.01 par value per share, of the registrant outstanding on July 31, 2015 was 58,740,100 shares.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "can," "could," "may," "predict," "potential," "should," "will," "estimate," "plan," "project," "continuing," "ongoing," "expect," "intend" or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. All forward looking statements are necessarily only estimates of future results, and actual results may differ materially from expectations. You are, therefore, cautioned not to place undue reliance on such statements which should be read in conjunction with the other cautionary statements that are included elsewhere in this report. Further, any forward looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We have based these forward looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy and financial needs. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward looking statements including, but not limited to:

•	our limited operating history;

•	our future profitability, liquidity and capital resources;

•	developments in the world's financial and capital markets and our access to such markets;

•	retention of our existing certificates of authority in each state and the District of Columbia (D.C.) and our ability to remain a mortgage insurer in good standing in each state and D.C.;

•
changes in the business practices of Fannie Mae and Freddie Mac (collectively, the GSEs), including adoption and implementation of the new Private Mortgage Insurer Eligibility Requirements (PMIERs) or decisions to decrease or discontinue the use of mortgage insurance;

•	our ability to remain a qualified mortgage insurer under the requirements imposed by the GSEs, which they may change at any time;

•	actions of existing competitors and potential market entry by new competitors;

•
adoption of new or changes to existing laws and regulations or their enforcement and implementation by regulators, including (1) changes to the GSEs' role in the secondary mortgage market or other changes that could affect the residential mortgage industry generally or mortgage insurance in particular; and (2) potential future lawsuits, investigations or inquiries or resolution of current inquiries, including a June 2015 letter from the Wisconsin Office of the Commissioner of Insurance (Wisconsin OCI) requesting that each MI company, including NMIC, respond to a number of inquiries related to whether the company has offered customized terms or rates;

•
changes in general economic, market and political conditions and policies, interest rates, inflation and investment results or other conditions that affect the housing market or the markets for home mortgages or mortgage insurance;

•
our ability to implement our business strategy, including our ability to write mortgage insurance on high quality low down payment residential mortgage loans, implement successfully and on a timely basis, complex infrastructure, systems, procedures, and internal controls to support our business and regulatory and reporting requirements of the insurance industry;

•	our ability to attract and retain a diverse customer base, including the largest mortgage originators;

•	failure of risk management or investment strategy;

•	emergence of unexpected claim and coverage issues, including claims exceeding our reserves or amounts we had expected to experience;

•	failure to maintain, improve and continue to develop necessary information technology systems or the failure of technology providers to perform; and

•	ability to recruit, train and retain key personnel.
For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report on Form 10-Q, including the exhibits hereto, and the Risk Factors in Part II, Item 1A of this report and in our subsequent quarterly and other reports filed from time to time with the U.S. Securities and Exchange Commission (SEC).
Unless expressly indicated or the context requires otherwise, the terms "we," "our," "us" and "Company" in this document refer to NMI Holdings, Inc., a Delaware corporation, and its wholly owned subsidiaries on a consolidated basis.

PART I

Item 1. Financial Statements and Supplementary Data

NMI HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2015	December 31, 2014
Assets	(In Thousands, except for share data)
Fixed maturities, available-for-sale, at fair value (amortized cost of $371,759 and $337,718 as of June 30, 2015 and December 31, 2014, respectively)	$370,042	$336,501
Cash and cash equivalents	64,301	103,021
Premiums receivable	2,758	1,048
Accrued investment income	1,928	1,707
Prepaid expenses	1,869	2,054
Deferred policy acquisition costs, net	8,218	2,985
Software and equipment, net	13,284	11,806
Intangible assets and goodwill	3,634	3,634
Other assets	55	509
Total assets	$466,089	$463,265

Liabilities
Unearned premiums	$39,545	$22,069
Reserve for insurance claims and claim expenses	181	83
Accounts payable and accrued expenses	12,309	10,646
Warrant liability, at fair value	2,230	3,372
Deferred tax liability	137	137
Total liabilities	54,402	36,307
Commitments and contingencies

Shareholders' equity
Common stock - class A shares, $0.01 par value; 58,740,100 and 58,428,548 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively (250,000,000 shares authorized)	587	584
Additional paid-in capital	566,310	562,911
Accumulated other comprehensive loss, net of tax	(4,107)	(3,607)
Accumulated deficit	(151,103)	(132,930)
Total shareholders' equity	411,687	426,958
Total liabilities and shareholders' equity	$466,089	$463,265
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Revenues	(In Thousands, except for share data)
Net premiums written	$20,347	$5,051	33,268	10,229
Increase in unearned premiums	(11,491)	(2,958)	(17,476)	(6,232)
Net premiums earned	8,856	2,093	15,792	3,997
Net investment income	1,688	1,468	3,283	2,957
Net realized investment gains	354	—	967	—
Total revenues	10,898	3,561	20,042	6,954
Expenses
Insurance claims and claims expenses	(6)	28	98	28
Underwriting and operating expenses	20,910	18,637	39,259	37,938
Total expenses	20,904	18,665	39,357	37,966
Other (loss) income
(Loss) gain from change in fair value of warrant liability	(106)	952	1,142	1,769
Gain from settlement of warrants	—	—	—	37
Loss before income taxes	(10,112)	(14,152)	(18,173)	(29,206)
Income tax expense (benefit)	241	(1,297)	—	(1,297)
Net loss	$(10,353)	$(12,855)	$(18,173)	$(27,909)

Net loss per share
Basic and diluted loss per share	$(0.18)	$(0.22)	$(0.31)	$(0.48)
Weighted average common shares outstanding	58,720,095	58,289,801	58,603,644	58,176,181

Net loss	$(10,353)	$(12,855)	$(18,173)	$(27,909)
Other comprehensive (loss) income, net of tax:
Net unrealized (losses) gains in accumulated other comprehensive loss, net of tax (benefit) expense of ($1,431) and $2,664 for the three months ended June 30, 2015 and 2014, respectively, and $0 and $2,664 for the six months ended June 30, 2015 and 2014, respectively	(2,205)	840	467	3,874
Reclassification adjustment for gains included in net loss, net of tax expense of $0, and $0 for the three months ended June 30, 2015 and 2014, respectively, and $0 and $0 for the six months ended June 30, 2015 and 2014, respectively	(354)	—	(967)	—
Other comprehensive (loss) income, net of tax	(2,559)	840	(500)	3,874
Comprehensive loss	$(12,912)	$(12,015)	$(18,673)	$(24,035)
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Class A	Class B
	(In Thousands)
Balances, January 1, 2014	$581	$—	$553,707	$(7,047)	$(84,024)	$463,217
Common stock: class A shares issued under related to warrants	*	—	13	—	—	13
Common stock: class A shares issued under stock plans, net of shares withheld for employee taxes	3	—	11	—	—	14
Share-based compensation expense	—	—	9,180	—	—	9,180
Change in unrealized investment gains/losses, net of tax of $2,390	—	—	—	3,440	—	3,440
Net loss	—	—	—	—	(48,906)	(48,906)
Balances, December 31, 2014	584	—	562,911	(3,607)	(132,930)	426,958
Common stock: class A shares issued under stock plans, net of shares withheld from employee taxes	3	—	(674)	—	—	(671)
Share-based compensation expense	—	—	4,073	—	—	4,073
Change in unrealized investment gains/losses, net of tax of $0	—	—	—	(500)	—	(500)
Net loss	—	—	—	—	(18,173)	(18,173)
Balances, June 30, 2015	$587	$—	$566,310	$(4,107)	$(151,103)	$411,687

*	During 2014, we issued 1,115 common shares with a par value of $0.01 related to the exercise of warrants, which is not identifiable in this schedule due to rounding.
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the six months ended June 30,
	2015	2014
Cash flows from operating activities	(In Thousands)
Net loss	$(18,173)	$(27,909)
Adjustments to reconcile net loss to net cash used in operating activities:
Net realized investment gains	(967)	—
Gain from change in fair value of warrant liability	(1,142)	(1,769)
Depreciation and other amortization	2,525	4,270
Share-based compensation expense	4,085	4,701
Noncash intraperiod tax allocation	—	(1,297)
Changes in operating assets and liabilities:
Accrued investment income	(221)	12
Premiums receivable	(1,710)	(124)
Prepaid expenses	185	380
Deferred policy acquisition costs, net	(5,233)	(961)
Other assets	454	7
Unearned premiums	17,476	6,232
Reserve for insurance claims and claims expenses	98	28
Accounts payable and accrued expenses	1,256	(1,558)
Net cash used in operating activities	(1,367)	(17,988)
Cash flows from investing activities
Purchase of fixed-maturity investments, available-for-sale	(108,973)	(110)
Proceeds from redemptions, maturities and sale of fixed-maturity investments, available-for-sale	75,067	1,133
Purchase of software and equipment	(2,769)	(4,270)
Net cash used in investing activities	(36,675)	(3,247)
Cash flows from financing activities
Issuance of common stock	402	1,086
Taxes paid related to net share settlement of equity awards	(1,080)	(1,072)
Gain from settlement of warrants	—	(37)
Net cash used in financing activities	(678)	(23)

Net decrease in cash and cash equivalents	(38,720)	(21,258)
Cash and cash equivalents, beginning of period	103,021	55,929
Cash and cash equivalents, end of period	$64,301	$34,671
See accompanying notes to consolidated financial statements.

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization and Basis of Presentation
NMI Holdings, Inc. (NMIH) is a Delaware corporation, incorporated in May 2011, to provide private mortgage guaranty insurance (which we refer to as mortgage insurance or MI) through its wholly owned insurance subsidiaries, National Mortgage Insurance Corporation (NMIC) and National Mortgage Reinsurance Inc One (Re One). Freddie Mac and Fannie Mae each approved NMIC as an eligible mortgage insurer, on January 15, 2013 and January 16, 2013, respectively, which approvals are conditioned upon NMIC maintaining certain conditions, generally through the end of 2015 (GSE Approval). In April 2013, NMIC, our primary insurance subsidiary, wrote our first mortgage insurance policy. In April 2014, NMIC became fully licensed to write mortgage insurance in all 50 states and the District of Columbia.
As of June 30, 2015, we had $7.2 billion of primary insurance in force (IIF) and $4.5 billion of pool IIF, with $1.7 billion of primary risk-in-force (RIF) and $93.1 million of pool RIF.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements, which include the results of NMIH and its wholly owned subsidiaries, have been prepared in accordance with the instructions to Form 10-Q as prescribed by the SEC for interim reporting and include other information and disclosures required by accounting principles generally accepted in the U.S. (GAAP). Our accounts are maintained in U.S. dollars. These statements should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2014 included in our Annual Report on Form 10-K. All intercompany transactions have been eliminated. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as of the balance sheet date. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ from those estimates. The results of operations for the interim period may not be indicative of the results that may be expected for the full year ending December 31, 2015.
Earnings per Share
Basic net loss per share is based on the weighted-average number of common shares outstanding, while diluted net loss per share is based on the weighted-average number of common shares outstanding and common stock equivalents that would be issuable upon the exercise of stock options, other share-based compensation arrangements, and the dilutive effect of outstanding warrants. As a result of our net losses for the six months ended June 30, 2015 and 2014, 6,835,296 shares and 5,854,306 shares, respectively, of our common stock equivalents issued under share-based compensation arrangements and warrants, respectively, were not included in the calculation of diluted net loss per share as of such dates because they were anti-dilutive.
Deferred Policy Acquisition Costs
Costs directly associated with the successful acquisition of mortgage insurance policies, consisting of certain selling expenses and other policy issuance and underwriting expenses, are initially deferred and reported as deferred policy acquisition costs (DAC). For each book year of business, these costs are amortized to expense in proportion to estimated gross profits over the estimated life of the policies. Total amortization of DAC for the six months ended June 30, 2015 and 2014 were $866 thousand and $61 thousand, respectively.
Premium Deficiency Reserves
We consider whether a premium deficiency exists at each fiscal quarter using best estimate assumptions as of the testing date. Per Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 944, a premium deficiency reserve shall be recognized if the sum of expected claim costs and claim adjustment expenses, expected dividends to policyholders, unamortized acquisition costs, and maintenance costs exceeds related unearned premiums and anticipated investment income. We have determined that no premium deficiency reserves were necessary for the six months ended June 30, 2015 or 2014.
Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). This update is intended to provide a consistent approach in recognizing revenue. In accordance with the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The provisions of this update are effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact the adoption of this ASU will have on the consolidated financial statements.

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reclassifications
Certain items in the financial statements as of June 30, 2015 and for the periods ended June 30, 2014 have been reclassified to conform to the current period's presentation. There was no effect on net income or shareholders' equity previously reported.
2. Investments
We have designated our investment portfolio as available-for-sale and report it at fair value. The related unrealized gains and losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive loss in shareholders' equity. Net realized investment gains and losses are reported in income based upon specific identification of securities sold.
Fair Values and Gross Unrealized Gains and Losses on Investments

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
As of June 30, 2015	(In Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$88,140	$46	$(503)	$87,683
Municipal debt securities	14,505	16	(111)	14,410
Corporate debt securities	205,102	489	(1,953)	203,638
Asset-backed securities	64,012	396	(97)	64,311
Total investments	$371,759	$947	$(2,664)	$370,042

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
As of December 31, 2014	(In Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$68,911	$7	$(573)	$68,345
Municipal debt securities	12,009	27	(73)	11,963
Corporate debt securities	200,358	883	(1,456)	199,785
Asset-backed securities	56,440	222	(254)	56,408
Total investments	$337,718	$1,139	$(2,356)	$336,501
Scheduled Maturities
The amortized cost and fair values of available for sale securities at June 30, 2015 and December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most asset-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

As of June 30, 2015	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$26,560	$26,602
Due after one through five years	172,307	172,088
Due after five through ten years	96,168	94,472
Due after ten years	12,712	12,569
Asset-backed securities	64,012	64,311
Total investments	$371,759	$370,042

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2014	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$6,110	$6,125
Due after one through five years	195,492	194,472
Due after five through ten years	54,360	53,891
Due after ten years	25,316	25,605
Asset-backed securities	56,440	56,408
Total investments	$337,718	$336,501
Net Realized Investment Gains (Losses) on Investments
Gross realized gains were $0.4 million and $1.3 million for the three and six months ended June 30, 2015, respectively. Gross realized losses were $0.1 million and $0.3 million, respectively, for the three and six months ended June 30, 2015. There were no realized investment gains or losses for the three and six months ended June 30, 2014.
Aging of Unrealized Losses
At June 30, 2015, the investment portfolio had gross unrealized losses of $2.7 million, $0.5 million of which has been in an unrealized loss position for a period of 12 months or greater. We did not consider these securities to be other-than-temporarily impaired as of June 30, 2015. We based our conclusion that these investments were not other-than-temporarily impaired at June 30, 2015 on the following facts: (i) the unrealized losses were primarily caused by interest rate movements since the purchase date; (ii) we do not intend to sell these investments; and (iii) we do not believe that it is more likely than not that we will be required to sell these investments before recovery of our amortized cost basis, which may not occur until maturity. For those securities in an unrealized loss position, the length of time the securities were in such a position is as follows:

	Less Than 12 Months			12 Months or Greater			Total
	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
As of June 30, 2015		(Dollars in Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	7	$31,697	$(398)	6	$22,443	$(105)	13	$54,140	$(503)
Municipal debt securities	2	5,666	(84)	1	1,723	(27)	3	7,389	(111)
Corporate debt securities	35	117,616	(1,601)	5	13,585	(352)	40	131,201	(1,953)
Assets-backed securities	7	13,503	(53)	3	9,320	(44)	10	22,823	(97)
Total investments	51	$168,482	$(2,136)	15	$47,071	$(528)	66	$215,553	$(2,664)

	Less Than 12 Months			12 Months or Greater			Total
	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses	# of Securities	Fair Value	Unrealized Losses
As of December 31, 2014		(Dollars in Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	4	$7,228	$(33)	10	$49,884	$(540)	14	$57,112	$(573)
Municipal debt securities	1	3,232	(18)	1	1,695	(55)	2	4,927	(73)
Corporate debt securities	26	60,334	(559)	22	65,806	(897)	48	126,140	(1,456)
Assets-backed securities	3	10,614	(57)	4	20,047	(197)	7	30,661	(254)
Total investments	34	$81,408	$(667)	37	$137,432	$(1,689)	71	$218,840	$(2,356)

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Net Investment Income
For the three and six months ended June 30, 2015, net investment income was comprised of $1.8 million and $3.5 million of investment income from fixed maturities and $0.1 million and $0.2 million of investment expenses, respectively, compared to $1.6 million and $3.2 million of investment income from fixed maturities and $0.1 million and $0.3 million of investment expenses for the three and six months ended June 30, 2014, respectively.
As of June 30, 2015 and December 31, 2014, there were approximately $7.0 million of cash and investments in the form of U.S. Treasury securities on deposit with various state insurance departments to satisfy regulatory requirements.
3. Fair Value of Financial Instruments
The following is a list of those assets and liabilities that are measured at fair value by hierarchy level:

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of June 30, 2015	(In Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$58,337	$29,346	$—	$87,683
Municipal debt securities	—	14,410	—	14,410
Corporate debt securities	—	203,638	—	203,638
Asset-backed securities	—	64,311	—	64,311
Cash and cash equivalents	64,301	—	—	64,301
Total assets	$122,638	$311,705	$—	$434,343
Warrant liability	$—	$—	$2,230	$2,230
Total liabilities	$—	$—	$2,230	$2,230

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
As of December 31, 2014	(In Thousands)
U.S. Treasury securities and obligations of U.S. government agencies	$39,176	$29,169	$—	$68,345
Municipal debt securities	—	11,963	—	11,963
Corporate debt securities	—	199,785	—	199,785
Asset-backed securities	—	56,408	—	56,408
Cash and cash equivalents	103,021	—	—	103,021
Total assets	$142,197	$297,325	$—	$439,522
Warrant liability	$—	$—	$3,372	$3,372
Total liabilities	$—	$—	$3,372	$3,372

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following is a roll-forward of Level 3 liabilities measured at fair value:

	For the six months ended June 30,
Warrant Liability	2015	2014
	(In Thousands)
Balance, January 1	$3,372	$6,371
Change in fair value of warrant liability included in earnings	(1,142)	(1,769)
Issuance of common stock on warrant exercise	—	(13)
Gain on settlement of warrants	—	(37)
Balance, June 30	$2,230	$4,552
We revalue the warrant liability quarterly using a Black-Scholes option-pricing model, in combination with a binomial model, and we value the pricing protection features within the warrants using a Monte-Carlo simulation model. As of June 30, 2015, the assumptions used in the option-pricing model were as follows: a common stock price as of June 30, 2015 of $8.02, risk free interest rate of 1.88%, expected life of 6.19 years, expected volatility of 32.7% and a dividend yield of 0%. The change in fair value is primarily attributable to a decline in the price of our common stock from December 31, 2014 to June 30, 2015.
4. Reserves for Insurance Claims and Claims Expenses
We establish claim reserves to recognize the estimated liability for insurance claims and claim expenses related to defaults on insured mortgage loans. Our method, consistent with industry practice, is to establish claim reserves only for loans in default. Our claim reserves also include amounts for estimated claims incurred on loans that have been in default for at least 60 days that have not yet been reported to us by the servicers, often referred to as IBNR. In 2013, we entered into a pool insurance agreement with Fannie Mae. We only establish claim or IBNR reserves for pool risk if we expect claims to exceed the deductible under the pool agreement, which represents the amount of claims absorbed by Fannie Mae before we are obligated to pay any claims. At June 30, 2015, thirty-eight loans in the pool were past due by sixty days or more. These thirty-eight loans represent approximately $2.1 million in RIF. Due to the deductible of $10.3 million, the level of notices of default (NODs) reported through June 30, 2015 and the expected severity (all loans in the pool have loan-to-value ratios (LTVs) under 80%), we have not established any pool reserves for claims or IBNR for the three and six months ended June 30, 2015 and 2014. We have not paid any claims or applied any amounts to the deductible through June 30, 2015.

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending reserve balances for primary insurance claims and claims expenses:

	For the six months ended June 30,
	2015	2014
	(In Thousands)
Reserve at beginning of period	$83	$—

Claims incurred:
Claims and claim expenses incurred:
Current year	139	28
Prior years	(41)	—
Total claims incurred	98	28

Claims paid:
Claims and claim expenses paid:
Current year	—	—
Prior years	—	—
Total claims paid	—	—

Reserve at end of period	$181	$28
There was a $41 thousand favorable prior year development during the six months ended June 30, 2015. Reserves remaining as of June 30, 2015 for prior years are $42 thousand as a result of re-estimation of unpaid claims. The decrease in the period is generally the result of ongoing analysis of recent loss development trends. We may increase or decrease our original estimates as we learn additional information about individual claims.
5. Warrants
In April 2012, we issued 992,000 warrants with an aggregate fair value of $5.1 million upon the completion of a private placement of our securities and in conjunction with the acquisition of our insurance subsidiaries. Each warrant gives the holder thereof the right to purchase one share of common stock at an exercise price equal to $10.00.
Upon exercise of these warrants, the amounts are reclassified from warrant liability to additional paid-in capital. During the first quarter of 2014, 7,790 warrants were exercised and we issued 1,115 Class A common shares via a cashless exercise. Upon exercise we recognized a gain of approximately $37 thousand. No warrants were exercised during the first half of 2015.
We account for these warrants to purchase our common shares in accordance with ASC 470-20, Debt with Conversion and Other Options and ASC 815-40, Derivatives and Hedging - Contracts in Entity's Own Equity.
6. Income Taxes
We are a U.S. taxpayer and are subject to a statutory U.S. federal corporate income tax rate of 35%. Our holding company files a consolidated U.S. federal and various state income tax returns on behalf of itself and its subsidiaries. Our effective income tax rate on our pre-tax loss was (2.4)% for the three months ended June 30, 2015, compared to 9.2% for the comparable 2014 period. Our effective income tax rate on our pre-tax loss was 0.0% for the six months ended June 30, 2015, compared to 4.4% for the comparable 2014 period.
The income tax provision of $0 for the six months ended June 30, 2015 is related to the net tax effects of unrealized gains credited for the three months ended March 31, 2015 and losses debited for the three months ended June 30, 2015 to other comprehensive income (OCI). Generally, the amount of tax expense or benefit allocated to continuing operations is determined without regard to the tax effects of other categories of income or loss, such as OCI. However, an exception to the general rule is provided in ASC 740-20-45-7 when there is a pre-tax loss from continuing operations and there are items charged or credited to other categories, including OCI, in the current year. The intraperiod tax allocation rules related to items charged or credited directly to OCI can result in disproportionate tax effects that remain in OCI until certain events occur. As a result of net unrealized losses to OCI during the

NMI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

six months ended June 30, 2015, this exception was not applicable. Other benefits from income taxes were eliminated or reduced by the recognition of a full valuation allowance which was recorded to reflect the amount of the deferred taxes that may not be realized.
7. Statutory Information
NMIC and Re One's combined statutory net loss, statutory surplus and contingency reserve were as follows:

As of and for the six months ended June 30, 2015 and as of and for the year ended December 31, 2014	June 30, 2015	December 31, 2014
	(In Thousands)
Statutory net loss	$(26,153)	$(47,961)
Statutory surplus	210,581	236,738
Contingency reserve	17,296	9,401
As of June 30, 2015, NMIC had $1.6 billion in total RIF with a risk-to-capital (RTC) ratio of 7.7:1, significantly below the GSE and state imposed financial requirements. As of June 30, 2014, NMIC had $270.9 million of RIF, resulting in a RTC ratio of 1.5:1. The RTC calculation for each of our insurance subsidiaries, as well as our combined RTC calculation, is presented below.

As of June 30, 2015	NMIC	Re One	Combined
	(In Thousands)
Primary risk-in-force (1)
Direct	$1,714,914	$—	$1,714,914
Assumed	—	154,468	154,468
Ceded	(154,468)	—	(154,468)
Total primary risk-in-force	1,560,446	154,468	1,714,914
Pool risk-in-force (2)
Direct	93,090	—	93,090
Assumed	—	24,705	24,705
Ceded	(24,705)	—	(24,705)
Total pool risk-in-force	68,385	24,705	93,090
Total risk-in-force	$1,628,831	$179,173	$1,808,004

Statutory policyholders' surplus	$197,396	$13,185	$210,581
Statutory contingency reserve	15,307	1,989	17,296
Total statutory policyholders' position	$212,703	$15,174	$227,877

Risk-to-Capital (3)	7.7:1	11.8:1	7.9:1

(1)	Primary RIF excludes risk on policies that are currently in default and for which loss reserves have been established.

(2)	Pool RIF is equal to the aggregate stop loss less a deductible.

(3)	Represents total RIF divided by statutory policyholders' position which is the metric by which the majority of state insurance regulators will assess our capital adequacy.
NMIH is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations that are incorporated in Delaware, such as NMIH. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or recent net profits (subject to certain limitations). Since inception, NMIC has not paid any dividends to NMIH. As NMIC had a statutory net loss for the year ended December 31, 2014, NMIC cannot pay any dividends to NMIH through December 31, 2015, without the prior approval of the Wisconsin OCI. Additionally, NMIC will not be permitted to pay dividends to NMIH until after December 31, 2015 as a condition of GSE Approval or until January 2016 under agreements with various state insurance regulators.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
The following analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included in this report and our audited financial statements, notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2014, for a more complete understanding of our financial position and results of operations. In addition, investors should review the "Cautionary Note Regarding Forward-Looking Statements" above and the "Risk Factors" detailed in Item 1A of Part II of this report, as subsequently updated in reports we file with the SEC for a discussion of those risks and uncertainties that have the potential to affect our business, financial condition, results of operations, cash flows or prospects in a material and adverse manner. Our results of operations for interim periods are not necessarily indicative of results to be expected for the full year or for any other period.
Overview
We provide MI through our subsidiaries. Our primary insurance subsidiary, NMIC, is a qualified MI provider on loans purchased by the GSEs and is licensed in all 50 states and D.C. to issue mortgage insurance. Our reinsurance subsidiary, Re One, solely provides reinsurance to NMIC on certain loans insured by NMIC, as described in Note 7, Statutory Information, above. Our stock trades on the NASDAQ under the symbol "NMIH."
MI protects mortgage lenders from all or a portion of default-related losses on residential mortgage loans made to home buyers who generally make down payments of less than 20% of the home's purchase price. By protecting lenders and investors from credit losses, we help facilitate the availability of mortgages to prospective, primarily first-time, U.S. home buyers, thus promoting homeownership while protecting lenders and investors against potential losses related to a borrower's default. MI also facilitates the sale of these mortgage loans in the secondary mortgage market, most of which are sold to the GSEs. We are one of seven companies in the U.S. who offer MI. Our business strategy is to become a leading national MI company with our principal focus on writing insurance on high quality, low down payment residential mortgages in the U.S.
We are a fully operational MI company, with $7.2 billion of primary IIF and $4.5 billion of pool IIF as of June 30, 2015, compared to $3.4 billion of primary IIF and $4.7 billion of pool IIF as of December 31, 2014. As of June 30, 2015, the Company had primary RIF of $1.7 billion compared to primary RIF of $801.6 million as of December 31, 2014. Pool RIF was $93.1 million as of June 30, 2015 and December 31, 2014.
We discuss below our results of operations for the periods presented, as well as the conditions and trends that have impacted or are expected to impact our business, including customer development, new business writings, the composition of our insurance portfolio and other factors that we expect to impact our results.
Our headquarters are located in Emeryville, California and our website is www.nationalmi.com. Our website and the information contained on or accessible through our website are not incorporated by reference into this report.
Conditions and Trends Impacting Our Business
Customer Development
Our sales and marketing strategy is focused on increasing market share from existing customers and attracting new mortgage originator customers in the U.S. Our customers fall into two distinct categories, which we refer to as "National Accounts" and "Regional Accounts." Since we started MI operations in April 2013, we have significantly increased our customer base, and we expect to continue to acquire new National and Regional Account customers. We had 842 master policy holders as of June 30, 2015, compared to 570 as of June 30, 2014. Of those master policy holders, 340 or 40% were generating new insurance written (NIW) in the second quarter of 2015, compared to 94 or 16%, generating NIW in the second quarter of 2014.
New Insurance Written, Insurance in Force and Risk in Force
Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a non-flow (aggregated) basis, in which each loan in a portfolio of loans is individually insured in a single transaction. MI may also be written in a pool policy, where a group of loans (or pool) are insured under a single contract. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. In our industry, a "book" is a group of loans that an MI company insures in a particular period, normally a calendar year.

We utilize certain risk principles that form the basis of how we underwrite and originate primary NIW. We manage our portfolio credit risk by using several loan eligibility matrices which prescribe the maximum LTV, minimum borrower credit score, maximum loan size, property type and occupancy status of loans that we will insure. Our loan eligibility matrices, as well as all of our detailed underwriting guidelines, are contained in our Underwriting Guideline Manual that is publicly available on our website. Our eligibility criteria and underwriting guidelines are designed to mitigate the layered risk inherent in a single insurance policy. "Layered risk" refers to the accumulation of borrower, loan and property risk. For example, we have higher credit score and lower maximum allowed LTV requirements for riskier property types, such as investor properties, compared to owner-occupied properties.
We monitor the concentrations of the various risk attributes in our insurance portfolio. Our primary IIF and RIF, as of June 30, 2015, were made up of approximately 62% and 61%, respectively, of loans to borrowers who had credit scores at or above 740. Generally, insuring loans made to borrowers with higher credit scores tends to result in a lower frequency of claims. Additionally, as of June 30, 2015, all loans in our insurance portfolio are full documentation loans, and approximately 2% of our RIF is on loans above 95% LTV.
The table below shows primary NIW, IIF, RIF, policies in force, the weighted average coverage and loans in default, by quarter, for the last five quarters.

Primary portfolio trends	As of and for the Quarter Ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	(Dollars in Thousands)
New insurance written	$2,548,515	$1,696,142	$1,692,187	$974,910	$429,944
Insurance in force (1)	$7,190,414	$4,835,248	$3,369,664	$1,812,956	$939,753
Risk in force (1)	$1,715,442	$1,145,602	$801,561	$435,722	$220,949
Policies in force (1)	31,682	21,225	14,603	7,628	3,865
Weighted average coverage (2)	23.9%	23.7%	23.8%	24.0%	23.5%
Loans in default (count)	9	6	4	—	1
Risk in force on defaulted loans	$528	$350	$208	$—	$100

(1)	Reported as of the end of the period.

(2)	End of period RIF divided by IIF.
The table below shows primary and pool IIF, NIW and premiums written and earned.

Primary and pool IIF and NIW	As of and for the quarter ended
	June 30, 2015		March 31, 2015
	IIF	NIW	IIF	NIW
	(In Thousands)
Monthly	$3,616,951	$1,460,166	$2,258,776	$918,697
Single	1,155,482	485,252	680,880	235,517
Aggregated single	2,417,981	603,097	1,895,592	541,928
Total primary	$7,190,414	$2,548,515	$4,835,248	$1,696,142

Pool	4,475,653	—	4,621,346	—
Total	$11,666,067	$2,548,515	$9,456,594	$1,696,142

Primary and pool premiums written and earned	For the quarter ended
	June 30, 2015	March 31, 2015
	(In Thousands)
Net premiums written	$20,347	$12,921
Net premiums earned	8,856	6,936

Flow monthly and single NIW increased 59% and 106%, respectively, over the first quarter of 2015. Aggregated single NIW increased 11% from the first quarter of 2015 and represented 24% of total NIW in the second quarter of 2015, down from 32% of total NIW in the first quarter of 2015. We intend to continue to focus our sales efforts on expanding market share in our primary flow business and expect aggregated single NIW as a percentage of total NIW to continue to decline.
Premiums written increased to $20.3 million for the quarter ended June 30, 2015 from $12.9 million for the quarter ended March 31, 2015 as a result of the increase in NIW for all primary product types. Premiums earned increased to $8.9 million for the quarter ended June 30, 2015 from $6.9 million for the quarter ended March 31, 2015 as a result of higher monthly and flow single NIW and the continued growth of our IIF, and to a lesser extent, cancellations of single premium policies in the second quarter of 2015. We earned $769 thousand from cancellations of single premium policies for the quarter ended June 30, 2015, compared to $1.4 million for the quarter ended March 31, 2015. The decrease in cancellations reflects a decrease in refinance activity driven by increases in interest rates during the quarter.
The tables below show the primary weighted average FICO and the weighted average LTV, by policy type, for the quarter in which the policy was originated.

Weighted Average FICO
	June 30, 2015	March 31, 2015	June 30, 2014
Monthly	742	740	747
Single	756	749	746
Aggregated single	763	774	758

Weighted Average LTV
	June 30, 2015	March 31, 2015	June 30, 2014
Monthly	92%	91%	93%
Single	91	91	93
Aggregated single	89	88	90
The table below reflects a summary of the change in total primary IIF for the three and six months ended June 30, 2015 and 2014.

Primary IIF	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(In Thousands)		(In Thousands)
IIF, beginning of period	4,835,248	514,796	3,369,664	161,731
NIW	2,548,515	429,944	4,244,657	784,257
Cancellations and other reductions	(193,349)	(4,987)	(423,907)	(6,235)
IIF, end of period	7,190,414	939,753	7,190,414	939,753
The percentage of IIF that remains on our books after any twelve-month period is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, changes in persistency rates can have a significant impact on our profitability. The persistency rate on our portfolio was 71.7% at June 30, 2015. The high volume of single premium policy cancellations, as discussed previously, has contributed to lower persistency than generally expected.

The table below reflects a summary of our primary IIF and RIF by book year.

Primary IIF and RIF	As of June 30, 2015
	IIF	RIF
	(In Thousands)
2015, through June 30, 2015	4,191,649	997,998
2014	2,915,538	698,016
2013	83,227	19,428
Total	7,190,414	1,715,442
The table below reflects our total primary IIF and RIF by FICO.

	As of June 30, 2015
Primary IIF and RIF	IIF		RIF
	(Dollars in Thousands)
>= 740	$4,476,199	62.3%	$1,048,651	61.1%
680 - 739	2,409,995	33.5	593,075	34.6
620 - 679	304,220	4.2	73,716	4.3
<= 619	—	—	—	—
Total	$7,190,414	100.0%	$1,715,442	100.0%
The tables below reflect our average primary loan size by FICO and the percentage of our RIF by loan type.

	June 30, 2015	December 31, 2014
Average primary loan size by FICO	(In Thousands)
>= 740	$233	$236
680 - 739	219	225
620 - 679	203	205
<= 619	—	—

Percentage of RIF by loan type	Primary	Pool
As of June 30, 2015
Fixed	97.1%	100.0%
Adjustable rate mortgages:
Less than five years	—	—
Five years and longer	2.9	—
Total	100.0%	100.0%

The following table reflects our RIF by LTV. We calculate the LTV of a loan as a percentage of the original loan amount to the original value of the property securing the loan. In general, the lower the LTV the lower the likelihood of a default, and for loans that default, a lower LTV generally results in a lower severity for any claim as the borrower has more equity in the property.

Total RIF by LTV	Primary			Pool
	RIF	% of Total LTV	Policy Count	RIF	% of Total LTV	Policy Count
As of June 30, 2015	(Dollars in Thousands)
95.01% and above	$35,966	2.1%	680	$—	—%	—
90.01% to 95.00%	926,987	54.0	14,681	—	—	—
85.01% to 90.00%	597,954	34.9	10,417	—	—	—
80.01% to 85.00%	154,521	9.0	5,903	—	—	—
80.00% and below	14	—	1	93,090	100.0	19,784
Total RIF	$1,715,442	100.0%	31,682	$93,090	100.0%	19,784
Geographic Dispersion
The following tables show the distribution by state of our IIF and RIF, for both primary and pool insurance. As of June 30, 2015, our IIF and RIF continues to be relatively more concentrated in California, primarily as a result of the location and timing of the acquisition of new customers. With the broadening of our customer base, the concentration of primary IIF and RIF in California has declined from over 16% for both as of the end of 2014, to 14.1% and 13.6%, respectively, as of June 30, 2015. The distribution of risk across the states as of June 30, 2015 is not necessarily representative of the geographic distribution we expect in the future. We expect to add a significant number of new customers as we grow and receive greater allocations of business from our existing customers, consequently providing increased flexibility to manage our state concentration levels.

Top 10 primary IIF and RIF by state		IIF	RIF
As of June 30, 2015
1.	California	14.1%	13.6%
2.	Texas	7.0	7.4
3.	Florida	5.2	5.3
4.	Michigan	4.7	4.8
5.	Colorado	4.2	4.2
6.	Ohio	3.7	3.9
7.	New Jersey	3.7	3.3
8.	Pennsylvania	3.6	3.6
9.	Arizona	3.6	3.7
10.	North Carolina	3.5	3.5
	Total	53.3%	53.3%

Top 10 pool IIF and RIF by state		IIF	RIF
As of June 30, 2015
1.	California	28.3%	27.7%
2.	Texas	5.3	5.4
3.	Colorado	3.9	3.8
4.	Washington	3.9	3.8
5.	Massachusetts	3.7	3.7
6.	Illinois	3.7	3.7
7.	Virginia	3.7	3.7
8.	New York	2.8	2.9
9.	New Jersey	2.8	2.8
10.	Florida	2.7	2.8
	Total	60.8%	60.3%
Premiums Written and Earned
We set premiums at the time a policy is issued based on our expectations regarding likely performance over the term of coverage. We expect the average premium rate we charge on our monthly primary flow MI policies to be comparable with the rates charged by the industry in general. Premiums written and earned in a year are generally influenced by NIW, price and persistency. Additionally, premiums earned are influenced by the amortization of earnings over the policy life in accordance with the expiration of risk for policies covering more than one year.
In general, the majority of any underwriting profit (i.e., the earned premium revenue minus claims and expenses, excluding investment income) that a book generates occurs in the early years of the book, with the largest portion of the underwriting profit for that book realized in the first year. This pattern generally occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and by increasing losses. The earnings we record and the cash flow we receive varies based on the type of MI product and premium plan our customers select. We offer monthly, annual and single premium payment plans. The level of competition within the private MI industry has been intense and is not expected to diminish. Lenders are requesting discounts from mortgage insurers with greater frequency, particularly with respect to lender paid mortgage insurance single premium policies. If the percentage of our new business represented by single premium policies continues to remain at elevated levels or if we reduce prices in response to future price competition, our premium yields could decrease.
Reserve for Insurance Claims
Claims incurred is the current expense that is booked within a particular period to reflect actual and estimated claim payments that we believe will ultimately be made as a result of insured loans that are in default. We do not recognize an estimate of claim expense for loans that are not in default. As of June 30, 2015, we have established reserves for insurance claims of $181 thousand for our nine primary loans in default compared to a reserve of $28 thousand for one primary loan in default as of June 30, 2014. We have not established any pool reserves for claims or IBNR to date. For additional discussion of our reserves, see, Item 1, "Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 4, Reserves for Insurance Claims and Claims Expenses."
Claims incurred is generally affected by a variety of factors, including: the state of the economy, declines in housing values, and the size of loans insured and the percentage of coverage on insured loans, with higher average loan amounts and percentages of insurance coverage tending to result in higher incurred claim amounts.
We expect that claims incurred for the early years of our operations will be relatively low for the following reasons:

•
the typical distribution of claims over the life of a book results in fewer defaults during the first two years after loans are originated, usually peaking in years three through six and declining thereafter;

•
we expect that the frequency of claims on our initial primary books of business should be between 2% and 3% of mortgages insured over the life of the book. For claims that we may receive, we expect the severity of the claim to be between 85% and 95% of the coverage amount. Based on these expectations, we estimate that the loss ratio over the life of each book will be between 20% and 25% of earned premiums. Because we expect the claims on insured mortgages to develop over time, we believe that the reported loss ratio in the early years of operation will be less than 10% of earned premiums;

•	under the pool insurance agreement between NMIC and Fannie Mae, NMIC is responsible for claims only to the extent they exceed a deductible; and

•	low NIW in our early years of operations.
We developed our estimates of the expected frequency and severity of claims based on statutory filings by many of our competitors, which contain historical book year performance, as well as an industry dataset which consists of nearly 150 million mortgages and 80 data fields per mortgage, gathered over the past 17 years.  As state-regulated entities, mortgage insurers are required to file actuarial justifications for premium rate changes in many states, many of which are publicly available and include historical information on claim frequency and severity.  Historical performance data from similar underwriting, house price, and interest rate periods were compared to today to determine a range of expected performance.
GSE Oversight
GSE Approval Conditions
The GSEs are the principal purchasers of mortgages insured by MI companies. In January 2013, the GSEs approved NMIC as a qualified mortgage insurer, and in their approvals imposed certain capitalization, operational and reporting conditions on NMIC (collectively, the GSE Approval), most of which remain in effect until they are superseded on December 31, 2015 by the final PMIERs (discussed below). Until the new PMIERs are effective, NMIC is subject to ongoing compliance with the conditions in the GSE Approval as well as the GSEs' existing respective eligibility requirements.
The conditions in the GSE Approval require, among other things, that NMIC:

•	maintain minimum capital of $150 million;

•	operate at a RTC ratio not to exceed 15:1;

•	not declare or pay dividends to affiliates or to NMIH;

•	not enter into capital support agreements or guarantees for the benefit of, or purchase or otherwise invest in the debt of, affiliates without the prior written approval of the GSEs; and

•	not enter into reinsurance or other risk share arrangements without the GSEs' prior written approval.
The GSE Approval also includes other conditions, limitations and reporting requirements, including, among others, limits on costs allocated to NMIC under affiliate expense sharing arrangements; conditions related to risk concentration and rates of return; restrictions on provision of ancillary services (i.e., non-insurance) to customers and transfers of underwriting to affiliates; notification requirements regarding change of ownership and new five percent shareholders; requirement to, at the direction of one or both of the GSEs, re-domicile from Wisconsin to another state; and provisions regarding underwriting policies and claims processing.
GSE PMIERs
On April 17, 2015, the Federal Housing Finance Agency (FHFA) published final updated PMIERs that will be effective on December 31, 2015 (Effective Date) for existing, GSE-approved private mortgage insurers, i.e. Approved Insurers. (Italicized terms have the same meaning that such terms have in the PMIERs, as described below.) The PMIERs establish operational, business, remedial and financial requirements applicable to Approved Insurers. Under the PMIER financial requirements, Approved Insurers must maintain available assets that equal or exceed minimum required assets, which is an amount equal to the greater of (i) $400 million or (ii) a total risk-based required asset amount. The risk-based required asset amount is a function of the risk profile of an Approved Insurer’s net RIF, calculated by applying certain risk-based factors derived from tables set out in the PMIERs to the net RIF. The risk-based required asset amount for primary insurance is subject to a floor of 5.6% of total, performing, primary RIF, and the risk-based required asset amount for pool insurance considers both the factors in the tables and the net remaining stop loss for each pool insurance policy.
By March 1, 2016, each Approved Insurer must certify to the GSEs that it fully complies with the PMIERs as of the Effective Date. If an Approved Insurer meets all of the PMIERs except the financial requirements, by March 31, 2016, that Approved Insurer must submit a transition plan to each GSE detailing how it will comply with the financial requirements not later than June 30, 2017 (Compliance Date). We expect that prior to the Effective Date, NMIC will have undertaken measures to fully comply with the PMIERs financial requirements as of the Effective Date or, by March 31, 2016, NMIC will submit a transition plan to the GSEs detailing how NMIC will fully comply with the PMIERs on the Compliance Date. NMIC's compliance with the PMIERs financial requirements by the Effective Date or by the Compliance Date under a transition plan will likely include raising additional capital, which is consistent with the Company's previous disclosures regarding the need for future capital raises to fund growth in its business. Capital may be in the form of debt, preferred equity or common equity. Any such future capital raise would be conducted by means of a separate prospectus or other appropriate offering document and not by means of this report.
Capital Position of Our Insurance Subsidiaries
In addition to the requirement that NMIC adhere to certain minimum capital requirements, NMIC is also subject to state regulatory minimum capital requirements based on its insured RIF. While formulations of this minimum capital may vary in each jurisdiction, the most common measure allows for a maximum permitted RTC ratio of 25 to 1.
As of June 30, 2015, NMIC's primary RIF was approximately $1.7 billion, representing insurance on a total of 31,682 policies in force, and pool RIF was approximately $93.1 million, representing insurance on a total of 19,784 loans. Based on NMIC's total statutory surplus of $213 million at June 30, 2015, NMIC's RTC ratio was 7.7:1, significantly below the contractual and regulatory maximum RTC thresholds. Similarly, Re One had total statutory capital of $15 million at June 30, 2015, with a RTC ratio of 11.8:1. Under the final PMIERs financial requirements as discussed previously in "GSE Oversight," NMIC will be held to a maximum risk-to-available assets ratio starting on the Effective Date. As of June 30, 2015, NMIC’s risk-to-available assets ratio under the final PMIERs was 7.7:1, which compares with the maximum risk-to-available assets ratio under the final PMIERs of 18:1.
If the final PMIERs were effective as of June 30, 2015, current capital requirements would be approximately $110 million for our primary IIF and $30 million for pool IIF.
As a condition of GSE Approval we were required to obtain a financial strength rating for NMIC. In July 2015, Standard & Poor's (S&P) Ratings Services assigned its "BBB-" financial strength and long-term counter-party credit ratings to NMIC.   At the same time, S&P assigned its "BB-" long-term counter-party credit rating to NMIH.  S&P's outlook for both companies is "stable."
Competition
The MI industry is highly competitive and currently consists of seven private mortgage insurers, including NMIC, as well as governmental agencies like the Federal Housing Administration (FHA) and the Veterans Administration (VA).
Private MI
In recent years, the MI industry has been in a state of transition. There are now seven MI companies serving the mortgage market. Given this dynamic, we expect that there will be pressure in the coming years for industry participants to grow or maintain their market share. Our competitors' share of the private MI market at March 31, 2015 varied from single percentage points penetration to a high of approximately 24%.
Competition with FHA
Although there has been broad policy consensus toward the need for private capital to play a larger role and government credit risk to be reduced in the U.S. housing finance system, recent action by the current administration has made it difficult to predict whether the market share of governmental agencies such as the FHA and VA will continue to recede at the same pace it has since 2010. On January 26, 2015, the FHA reduced some of its single-family annual mortgage insurance premiums. To date, we have not experienced any significant impact from this premium reduction on our business. It is difficult to predict what, if any, material impact this premium reduction will have in the future as there are factors beyond premium rate that influence a lender's decision to choose private MI over FHA insurance, including among others, the FHA's loan eligibility requirements and loan size limits and the relative ease of use of private MI products compared to FHA products. However, we believe our pricing continues to be more attractive than the FHA's pricing for a substantial majority of borrowers with credit and loan characteristics similar to those whose loans we insure.

Consolidated Results of Operations

Consolidated statements of operations	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
Revenues	(In Thousands)
Net premiums written	$20,347	$5,051	33,268	10,229
Increase in unearned premiums	(11,491)	(2,958)	(17,476)	(6,232)
Net premiums earned	8,856	2,093	15,792	3,997
Net investment income	1,688	1,468	3,283	2,957
Net realized investment gains	354	—	967	—
Total revenues	10,898	3,561	20,042	6,954
Expenses
Insurance claims and claims expenses	(6)	28	98	28
Underwriting and operating expenses	20,910	18,637	39,259	37,938
Total expenses	20,904	18,665	39,357	37,966
Other (loss) income
(Loss) gain from change in fair value of warrant liability	(106)	952	1,142	1,769
Gain from settlement of warrants	—	—	—	37
Loss before income taxes	(10,112)	(14,152)	(18,173)	(29,206)
Income tax expense (benefit)	241	(1,297)	—	(1,297)
Net loss	$(10,353)	$(12,855)	$(18,173)	$(27,909)
For the three months ended June 30, 2015, we had net premiums written of $20.3 million and premiums earned of $8.9 million, compared to net premiums written of $5.1 million and premiums earned of $2.1 million for the three months ended June 30, 2014. For the six months ended June 30, 2015, we had net premiums written of $33.3 million and premiums earned of $15.8 million, compared to net premiums written of $10.2 million and premiums earned of $4.0 million for the six months ended June 30, 2014. The principal drivers of the increases in premiums written and earned for the periods presented were the continued growth of our NIW and IIF and the significant development of our customer base. Additionally, we had $769 thousand of earned premiums in the three months ended June 30, 2015 and $2.2 million for the six months ended June 30, 2015 related to cancellations on single premium policies. Premiums earned from cancellations were negligible for the three and six months ended June 30, 2014. We believe cancellations will decrease as interest rates continue to rise as discussed previously in "Conditions and Trends Impacting our Business - New Insurance Written, Insurance in Force and Risk in Force."
We have incurred significant net operating losses since our inception. Our net losses were $10.4 million and $12.9 million for the three months ended June 30, 2015 and 2014, respectively, and $18.2 million and $27.9 million for the six months ended June 30, 2015 and 2014, respectively. The primary drivers of the decreases in net losses for the periods ended June 30, 2015, compared to the periods ended June 30, 2014 were the significant increases in premiums earned and the increase in net investment income, offset by increases in our personnel costs. Premiums increased due to the addition of new customers and to higher allocations of business to us from existing customers. We rebalanced our investment portfolio in the third quarter of 2014 to more fully deploy into higher yielding, investment grade, fixed-income securities. As a result, our net investment income was higher for the quarter ended June 30, 2015, compared to the quarter ended June 30, 2014.

The components of our underwriting and operating expenses for the periods indicated were as follows:

Consolidated underwriting and operating expenses	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014
	(In Thousands)
Payroll and related	$12,667	$8,844	$23,093	$18,277
Share-based compensation	2,080	2,370	4,085	4,701
Contract and professional services	1,640	2,056	3,270	3,889
Technology service expenses	1,118	1,005	2,217	2,080
Depreciation and amortization expenses	991	1,661	1,692	2,975
Other expenses	2,414	2,701	4,902	6,016
Total underwriting and operating expenses	$20,910	$18,637	$39,259	$37,938
Our financial results to date have been primarily driven by expenditures related to our business development activities, and to a lesser extent, by our investment activities. Although we expect our year-over-year expenses to increase as we grow our business, we ultimately expect that the majority of our operating expenses will be relatively fixed in the long term. As our business matures and we deploy the majority of our capital, including capital raised through equity or debt offerings, or through the use of reinsurance, we are targeting our expense ratio (expenses to premiums written) to fall into a range of 20% to 25%. Until our business matures, our expense ratio is expected to be significantly higher than this range given the low levels of premium written compared to our "fixed" costs customary to operating a mortgage insurance company.
Employee compensation represents the majority of our operating expense. Our payroll and related expense was $12.7 million and $23.1 million for the three and six months ended June 30, 2015, respectively, compared to $8.8 million and $18.3 million for the three and six months ended June 30, 2014, respectively. The increases year over year were driven principally by the addition of new employees and other compensation related expenses, including benefits, bonuses and accrued severance. Our headcount grew from 174 at June 30, 2014 to 209 at June 30, 2015. As part of our compensation plan, certain employees were granted stock options and RSUs under our stock plans. Our share-based compensation expense decreased period over period to $2.1 million and $4.1 million for the three and six months ended June 30, 2015, respectively, compared to $2.4 million and $4.7 million for the three and six months ended June 30, 2014, respectively. The expenses related to prior year grants decrease as the awards near their vesting terms. The 2012 grants fully amortized during the first half of the year. Additionally, we have not incurred the same degree of expense from the recent grants, as they were smaller than the 2012 grants, causing the overall share-based compensation expense to continue to decrease year over year as older grants become fully amortized.
Contract and professional services decreased to $1.6 million and $3.3 million for the three and six months ended June 30, 2015, respectively, compared to $2.1 million and $3.9 million for the three and six months ended June 30, 2014, respectively. The decrease was primarily driven by decreases in information technology consulting fees for software purchased with the acquisition of our insurance subsidiaries retired in 2014. Similarly, our depreciation and amortization expenses decreased to $1.0 million and $1.7 million for the three and six months ended June 30, 2015, respectively, compared to $1.7 million and $3.0 million for the three and six months ended June 30, 2014, respectively, due to the accelerated depreciation and write-off of the software noted above. The write-off was offset by the continued development of our technology platform which has resulted in placing more assets into service and depreciating those assets accordingly. Other expenses decreased to $2.4 million and $4.9 million for the three and six months ended June 30, 2015, respectively, from $2.7 million and $6.0 million for the three and six months ended June 30, 2014, respectively, largely as a result of a decline in legal expenses associated with the litigation that was settled in the third quarter of 2014, partially offset by increases in travel and related costs.

Consolidated balance sheets	June 30, 2015	December 31, 2014
	(In Thousands)
Total investment portfolio	$370,042	$336,501
Cash and cash equivalents	64,301	103,021
Deferred policy acquisition costs, net	8,218	2,985
Software and equipment, net	13,284	11,806
Other assets	10,244	8,952
Total assets	$466,089	$463,265
Reserve for insurance claims and claims expenses	$181	$83
Unearned premiums	39,545	22,069
Accounts payable and accrued expenses	12,309	10,646
Warrant liability	2,230	3,372
Deferred tax liability	137	137
Total liabilities	54,402	36,307
Total shareholders' equity	411,687	426,958
Total liabilities and shareholders' equity	$466,089	$463,265
As of June 30, 2015, we had approximately $434 million in cash and investments, of which $163 million was held at NMIH. As of June 30, 2015, the amount of restricted net assets held by our consolidated insurance subsidiaries totaled approximately $239 million of our consolidated net assets of approximately $412 million. The decrease in cash from year end 2014 is the result of re-balancing of our investment portfolio and re-investing cash during the first half of the year.
Our deferred policy acquisition costs asset was $8.2 million as of June 30, 2015, compared to $3.0 million at December 31, 2014. The increase was driven by the increase in deferrable costs associated with our increase in premiums written year over year to $33.3 million for the six months ended June 30, 2015, from $10.2 million for the six months ended June 30, 2014, as discussed above, and the expense associated with the successful acquisition of that NIW.
Our unearned premiums balance increased to $39.5 million as of June 30, 2015, from $22.1 million as of December 31, 2014 due to single premiums written in the first half of 2015, offset by cancellations of lender-paid single premium policies, as discussed previously, and earnings of existing unearned premiums in accordance with the expiration of risk in the related policies.
The following table summarizes our consolidated cash flows from operating, investing and financing activities:

Consolidated cash flows	For the six months ended June 30,
	2015	2014
Net cash used in:	(In Thousands)
Operating activities	$1,367	$17,988
Investing activities	36,675	3,247
Financing activities	678	23
Net decrease in cash and cash equivalents	$38,720	$21,258
Net cash used in operating activities decreased for the six months ended June 30, 2015, compared to the same period in 2014, primarily due to the increase in premiums written year over year, offset by increased personnel costs.
Cash used in investing activities for the six months ended June 30, 2015 was higher compared to the same period in 2014, as a result primarily of further portfolio re-balancing and re-investing of cash in the first half of 2015. We had very little movement in our investment portfolio during the first half of 2014 as we had just completed the investment of our original cash holdings throughout 2013.
Cash from financing activities for the six months ended June 30, 2015 and June 30, 2014 consisted primarily of taxes paid related to the net share settlement of equity awards offset by the proceeds from exercises.

Holding Company Liquidity and Capital Resources
NMIH serves as the holding company for our insurance subsidiaries and does not have any significant operations of its own. NMIH's principal liquidity demands include funds for: (i) payment of certain corporate expenses and reimbursable expenses of its insurance subsidiaries; (ii) capital support for its insurance subsidiaries; (iii) potential payments to the Internal Revenue Service (IRS); and (iv) the payment of dividends, if any, on its common stock. NMIH is not subject to any limitations on its ability to pay dividends except those generally applicable to corporations, such as NMIH, that are incorporated in Delaware. Delaware corporation law provides that dividends are only payable out of a corporation's capital surplus or (subject to certain limitations) recent net profits. As of June 30, 2015, NMIH's shareholders' equity was approximately $412 million.
As of June 30, 2015, NMIH had $163 million of cash and investments at the holding company. In addition to investment income, NMIH's principal sources of operating cash are permitted payments under our tax- and expense-sharing arrangements with our subsidiaries as well as future dividends from NMIC, if available and permitted under our agreements with the GSEs and state regulators.
NMIH's future capital requirements depend on many factors, including NMIC's ability to successfully write new business, establish premium rates at levels sufficient to cover claims and operating costs and meet minimum required asset thresholds under the PMIERs. See "- GSE Oversight," above. We expect NMIH may make additional capital contributions to its insurance subsidiaries to support their applicable capital adequacy requirements from time-to-time. To the extent that the funds generated by our ongoing operations and capitalization are insufficient to fund future operating requirements, we may need to raise additional funds through financing activities or curtail our growth and reduce our expenses. We may choose to generate additional liquidity through the issuance of a combination of debt or equity securities. Any such future capital raise would be conducted by means of a separate prospectus or other appropriate offering document and not by means of this report.
The expense-sharing arrangements between NMIH and its insurance subsidiaries have been approved by the Wisconsin OCI, but such approval may be changed or revoked at any time. NMIC's ability to pay dividends to NMIH is subject to various conditions imposed by the GSEs and by insurance regulations requiring insurance department approval. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require insurance regulatory approval. Since inception, NMIC has not paid any dividends to NMIH. As NMIC had a statutory net loss for the year ended December 31, 2014, NMIC cannot pay any dividends to NMIH through December 31, 2015, without the prior approval of the Wisconsin OCI. Additionally, under agreements with the GSEs, NMIC is not permitted to pay shareholder dividends until December 31, 2015 and, under agreements with various state insurance regulators, is not permitted to pay shareholder dividends until January 2016. Other states in which NMIC is licensed also have statutes or regulations that restrict its ability to pay dividends.
Our MI companies' principal operating sources of liquidity are premiums that we receive from policies and income generated by our investment portfolio. Our MI companies' primary liquidity needs include the payment of claims on our MI policies, operating expenses, investment expenses and other costs of our business. We anticipate that as our IIF grows, the premium revenue we receive will increase. We expect to manage our fixed operating expenses so that they grow at a much slower rate than revenues over the coming years. As we anticipate an increase in our volume of MI business, we expect to see our underwriting and sales costs increase; however, we expect to be able to manage our "back-office" corporate related costs (i.e., management, finance, legal, risk and information technology) as these areas of our business are already substantially developed to support our revenue generating operations.
Consolidated Investment Portfolio
Our net investment income for the six months ended June 30, 2015 was $3.3 million, compared to $3.0 million for the six months ended June 30, 2014. As of June 30, 2015, our portfolio conforms with our investment guidelines. The principal factors affecting our investment income include the size and credit rating of our portfolio and its net yield. As measured by amortized cost (which excludes changes in fair market value, such as those resulting from changes in interest rates), the size of our investment portfolio is mainly a function of capital raised, cash generated from (or used in) operations, such as net premiums received, and investment earnings.
Consistent with Wisconsin law, our investment policies emphasize preservation of capital, as well as total return. Based on our investment policy guidelines, our investment portfolio is comprised almost entirely of cash and cash equivalents and fixed-income securities, all of which are investment grade. Our policy guidelines contain limits on the amount of credit exposure to any one issue, issuer and type of instrument. We expect to preserve the liquidity of our portfolio through diversification and investment in publicly traded securities. We plan to maintain a level of liquidity commensurate with our perceived business outlook and the expected timing, direction and degree of changes in interest rates.

The pre-tax book yield on our portfolio at June 30, 2015 was 1.2%, excluding unrealized gains and losses. The book yield is calculated on our year-to-date net investment income over our average portfolio book value at June 30, 2015. We believe that the yield on our investment portfolio likely will change over time based on potential changes to the interest rate environment, the duration or mix of our investment portfolio or other factors.
The sectors of our investment portfolio, including cash and cash equivalents appear in the table below:

Percentage of portfolio's fair value		June 30, 2015	December 31, 2014
1.	Corporate debt securities	47%	45%
2.	U.S. treasury securities and obligations of U.S. government agencies	20	16
3.	Asset-backed securities	15	13
4.	Cash and cash equivalents	15	24
5.	Municipal debt securities	3	2
	Total	100%	100%
The ratings of our investment portfolio were:

Investment portfolio ratings	June 30, 2015	December 31, 2014
AAA	34%	39%
AA	9	8
A	42	44
BBB	15	9
Total	100%	100%
The ratings above are provided by one or more of: Moody's, S&P and Fitch Ratings. If three ratings are available, we assign the middle rating for classification purposes, otherwise we assign the lowest rating.
Taxes
We are a U.S. taxpayer and are subject to a statutory U.S. federal corporate income tax rate of approximately 35%. Our holding company files a consolidated U.S. federal and various state income tax returns on behalf of itself and its subsidiaries. Our effective income tax rate on our pre-tax loss was (2.4)% for the three months ended June 30, 2015 and 9.2% for the three months ended June 30, 2014. Our effective income tax rate on our pre-tax loss was 0.0% for the six months ended June 30, 2015 and 4.4% for the six months ended June 30, 2014. For further information regarding income taxes and their impact on our results of operations and financial position, see, Item 1, "Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 6, Income Taxes."
Under a tax sharing agreement between NMIH and its subsidiaries, each of the parties mutually agreed to file a consolidated federal income tax return with NMIH as the direct tax filer. The tax liability of each insurer that is party to the agreement is limited to the amount of liability it would incur if it filed a separate tax return. Any settlements under the agreement between NMIH and a subsidiary will be made within 30 days of the filing of the applicable federal corporate income tax return with the IRS, including subsequent amended filings and IRS adjustments, except when a refund is due to a subsidiary, in which case payment shall be made to the insurer within 30 days after NMIH's receipt of the applicable tax refund.
Our financial statements reflect a valuation allowance with respect to our net deferred tax assets. As the Company has limited history, management is unable to provide a basis to conclude that it is more-likely-than-not that the results of future operations will generate sufficient taxable income. If the valuation allowance is reduced in the future, we would recognize an income tax benefit associated primarily with the carry forward of federal net operating losses and future share-based compensation tax deductions.
Other Items
Off-Balance Sheet Arrangements and Contractual Obligations
We had no off-balance sheet arrangements at June 30, 2015. There are no material changes outside the ordinary course of business in the contractual obligations specified in our 2014 Form 10-K.

Critical Accounting Estimates
We use accounting principles and methods that conform to GAAP. Where GAAP specifically excludes mortgage insurance we follow general industry practices. We are required to apply significant judgment and make material estimates in the preparation of our financial statements and with regard to various accounting, reporting and disclosure matters. Assumptions and estimates are required to apply these principles where actual measurement is not possible or practical. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
We believe that the assumptions and estimates associated with revenue recognition, fair value measurements, our investment portfolio, deferred policy acquisition costs, income taxes, reserves for insurance claims and claims expenses, warrants and share-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting estimates.
There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 10-K for the year ended December 31, 2014.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
We own and manage a large portfolio of various holdings, types and maturities. Investment income is one of our primary sources of cash flow supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance.
We manage market risk via a defined investment policy implemented by our treasury function with oversight from our Board of Director's (Board) Risk Committee. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

•
Changes to the level of interest rates. Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates of our insurance portfolio, and as a result we may determine that our investment portfolio needs to be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

•
Changes to the term structure of interest rates. Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

•
Market volatility/changes in the real or perceived credit quality of investments. Deterioration in the quality of investments, identified through changes to our own or third party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

•
Concentration Risk. If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

•	Prepayment Risk. Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.
The carrying value of our investment portfolio as of June 30, 2015 and December 31, 2014 was $370 million and $337 million, respectively, of which 100% was invested in fixed maturity securities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturity securities. We mitigate the market risk associated with our fixed maturity securities portfolio by matching the duration of our fixed maturity securities with the expected duration of the liabilities that those securities are intended to support.
At June 30, 2015, the duration of our fixed income portfolio, including cash and cash equivalents, was 3.29 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.29% in fair value of our fixed income portfolio.  Excluding cash, our fixed income portfolio duration was 3.65 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.65% in fair value of our fixed income portfolio.

Item 4. Controls and Procedures
Disclosure Controls and Procedures
We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2015, pursuant to Rule 13a-15(e) under the Exchange Act. Management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature, can provide only reasonable assurance regarding management's control objectives. Management does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. A control system, irrespective of how well it is designed and operated, can only provide reasonable assurance and cannot guarantee that it will succeed in its stated objectives.
Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2015, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.
Internal Control Over Financial Reporting
There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II
Item 1. Legal Proceedings
We currently are not a party to any pending legal proceedings. We may in the future become subject to lawsuits and claims arising in the ordinary course of business.
Item 1A. Risk Factors
You should carefully consider the following risk factors, as well as all of the other information contained in this report, including our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, operating results and cash flow. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.
This report contains forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements, including any such statements made in Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations."
Risk Factors Relating to Our Business Generally
We began writing mortgage insurance policies in April 2013, and prior to that, we did not engage in any substantive insurance operations. Therefore, we do not have a long operating history on which investors may rely for purposes of projecting our future operating results.
Prior to writing our first mortgage insurance policies in April 2013, we did not engage in any substantive operations and, therefore, do not have a long operating history on which investors may rely for purposes of projecting future operating results. Having a short insurance operating history, we are subject to substantial business and financial risks and could suffer significant losses, all of which are difficult to predict. We continue to develop business relationships, enhance our technology platform, gain customers, establish operating procedures, continue to hire staff and complete other tasks appropriate for the conduct of our intended business activities. Our long-term success will also be dependent upon our ability to continue to execute the operating procedures we have established and to continue to develop the internal controls to effectively support our business and our regulatory and reporting requirements. Further, industry conditions may change in a manner that adversely affects the development or profitability of our business, and there can be no assurance that we will be successful in our efforts to develop our business in a timely manner, if at all.
We have reported net losses since our inception, expect to continue to report net losses in the near term, and cannot assure you when we will achieve profitability.
We have reported net losses since our inception.We currently expect to continue to report net losses in the near term, the size of which will depend primarily on the amount of insurance business we can transact and the returns generated from our investment portfolio. We cannot assure you when, or if, we will achieve profitability. Conditions that could delay our profitability primarily include our ability to attract and retain a diverse customer base, to achieve a diversified mix of business across the spectrum of our product offerings, maintain GSE eligibility and our certificates of authority from state insurance departments, and to a lesser extent, include increasing unemployment rates, decreasing housing values, adverse changes in interest rates and unfavorable GSE reform or actions by the GSEs or the FHFA that negatively impact us and the MI industry
If we are unable to timely attract and retain the most significant mortgage originators as customers, our ability to achieve our business goals could be negatively impacted.
The success of our mortgage insurance business is highly dependent on our ability to attract and retain as customers the most significant mortgage originators in the U.S., as determined by volume of their own originations as well as volume of insured business they may acquire from other originators through their correspondent channels.  We believe these mortgage originators are critical to the achievement of our business goals because of their dominant market share.  As a result of their size and market share, these entities originate a significant majority of low down payment mortgages in the U.S. and, therefore, influence the size of the MI market.  We are currently doing business with a majority of these originators.  However, there is no assurance we will receive approvals from each of the remaining lenders to do MI business in a timely manner or at all.  If we fail to obtain and retain one or more approvals, our business, financial condition and operating results could be adversely impacted.  Even if these lenders become our customers, we cannot be certain that any loss of business from one would be replaced from other new or existing lenders.  Such lending customers may decide to write business only with certain mortgage insurers based on their views with respect to an insurer's pricing, underwriting guidelines, loss mitigation practices, financial strength or other factors.  Our customers may choose to diversify the mortgage insurers with which they do business, which could negatively affect our level of NIW and our market share.  In addition, our master policy does not, and by law cannot, require our customers to do business with us.  The loss of business from a significant customer could have an adverse effect on the amount of new business we are able to write, and consequently, our financial condition and operating results.
As a participant in the mortgage lending and MI industry, we rely on e-commerce and other technologies to conduct business with our customers. Our inability to meet the technological demands of customers could adversely impact our business, financial condition and operating results.
We primarily rely on e-commerce and other technologies to provide and expand our products and services. Customers require us to provide and service our mortgage insurance products in a secure manner, either electronically via our internet website or through direct electronic data transmissions. Accordingly, we invest resources in establishing and maintaining electronic connectivity with customers and, more generally, in e-commerce and technological advancements. In order to integrate electronically with mortgage lenders, we need to continue to connect our system to the industry's leading third-party loan origination systems. We expect this integration process to continue into the foreseeable future and may take a significant amount of time before it is complete. We are also working to integrate directly with those lenders that maintain their own, proprietary loan origination and servicing system technologies, recognizing that the time-lines for these integrations are heavily dependent upon the lenders' internal technology resources. Our inability to continue to make progress with these e-commerce connections could negatively impact our ability to attract as customers the larger mortgage lenders who rely on these connections to do business. Many customers require us to have such connectivity in place as a precursor to doing business with them. Our business, financial condition and operating results may be adversely impacted if we do not successfully establish these arrangements or otherwise keep pace with the technological demands of customers.
If we, together with third parties with whom we have contracted, are unable to develop, enhance and maintain our technology platform with respect to the products and services we offer, our business and financial performance could be significantly harmed.
We have developed an enterprise technology platform designed to support our mortgage insurance operations. If our technology platform fails to perform in the manner we expect, our business, financial condition and operating results will be significantly harmed. Further, our business would be negatively impacted if we are unable to timely and effectively enhance our platform when necessary to support our primary business functions. There is no assurance that we will not experience difficulties with the operation of our technology platform. The success of our business will be dependent on our ability to resolve any issues identified with our technology platform during operations and to make timely improvements. Further, we will need to match or exceed the technological capabilities of our competitors over time. We cannot predict with certainty the cost of such maintenance and improvements, but failure to make such improvements and any significant shortfall in any technology enhancements or negative variance in the time-line in which system enhancements are delivered could have an adverse effect on our business, financial condition and operating results.
In addition, we have contracted with a number of third parties in connection with the development and operation of the platform, and we rely on these third parties to competently perform their obligations in a timely manner. Any failure to maintain acceptable arrangements with these third parties, or the failure of any of these third parties to perform and/or deliver in an acceptable and timely manner, could have an adverse effect on our business, financial condition and operating results.
Our master policy contains restrictions on our ability to rescind coverage for fraud and underwriting defects, and if we were to fail to timely discover any such fraud or underwriting defects, our rights of rescission would be significantly limited, and we could suffer increased losses as a result of paying claims on loans with unacceptable risk profiles.
Under our master policy, we agree that we will not rescind or cancel coverage of an insured loan for material borrower misrepresentation or underwriting defects after a borrower timely makes a certain number of payments (either 12 or 36), as specified in our master policy. In addition, upon the borrower attaining such full and timely consecutive monthly payments, we have agreed to limitations on our ability to initiate an investigation of fraud or misrepresentation by our insureds or any other party involved in the origination of an insured loan, which we collectively refer to in our master policy as a "First Party." We refer to these limitation of rescission provisions in our master policy as "rescission relief." 12-month rescission relief is subject to our confirmation of coverage eligibility of an insured loan, which we refer to in our master policy as "Independent Validation." If we do not perform an Independent Validation on an insured loan, such loan will qualify for rescission relief after a borrower timely makes 36 consecutive monthly payments. The current processes we have in place to review insured loans may be ineffective in detecting fraud and/or underwriting defects prior to a borrower making the requisite number of payments. If this were to occur, we would be contractually prohibited from exercising our rights of rescission for borrower fraud and certain First Party misrepresentations; our rights to investigate potential First Party fraud or misrepresentation would be significantly curtailed; and we may be obligated to pay claims on certain loans with unacceptable risk profiles or which failed to meet our underwriting guidelines at the time of origination. As a result, we could suffer unexpected losses, which could adversely impact our business, financial condition and operating results.
We are outsourcing the underwriting of our mortgage insurance on certain loans to third-party underwriting service providers (USPs). If these USPs fail to adequately perform their underwriting services or place our coverage on loans we would deem ineligible, we could experience increased losses on loans underwritten by them and our customer relationships could be negatively impacted.
If our USPs fail to adequately perform their underwriting services, such as mishandling of customer inquiries or an inability to underwrite a sufficient volume of applications per day, we may lose opportunities to place mortgage insurance coverage on particular loans, our reputation may suffer and customers may choose not to do business with us at all. In addition, if our USPs place our coverage on loans that are ineligible for coverage under our underwriting guidelines, our risk of loss will be increased on those loans or the premiums we charge will be inadequate given the risk presented. We do not have the right under our master policy to cancel coverage of an ineligible loan as a result of a USP making an incorrect decision. Further, other than being able to terminate our contracts with these USPs, we do not have explicit monetary contractual remedies against these USPs if we are obligated to pay claims on ineligible loans that they improperly agreed to insure on our behalf. If these USPs fail to adequately perform their underwriting services or consistently place coverage on ineligible loans, we could experience increased losses on loans underwritten by them and our customer relationships could be negatively impacted, which would have an adverse impact on our business, financial condition and operating results.
There can be no assurance that the GSEs will continue to treat us as a qualified mortgage insurer in the future, and our failure to comply with the GSEs' final PMIERs could adversely impact our business, financial condition and operating results.
In January 2013, the GSEs approved NMIC as a qualified mortgage insurer, and with their approvals, imposed certain capitalization, operational and reporting conditions on NMIC (collectively the GSE Approval), most of which remain in effect until they are superseded on December 31, 2015 by the final PMIERs. Until the final PMIERs are effective, NMIC is subject to ongoing compliance with the conditions in the GSE Approval as well as the GSEs' existing respective eligibility requirements. The significant majority of insurance we write is on loans sold to the GSEs. As a result, our compliance with the GSE Approval, their existing eligibility requirements and, after December 31, 2015, the PMIERs is necessary to continue to successfully operate as a private mortgage insurer in the current market in the U.S. Even though we are currently GSE-approved, there can be no assurance that the GSEs will continue to treat us as a qualified mortgage insurer in the future. In addition, the GSEs may modify or change their interpretation of terms they require us to include in our mortgage insurance policies for loans purchased by them, requiring us to modify our terms of coverage or operational procedures in order to remain a GSE-qualified mortgage insurer, and such changes could have a material adverse impact on our financial position and operating results. Although not as likely, the GSEs could, in their own discretion, require additional limitations and/or conditions on certain of our activities and practices that are not currently in the GSE Approval, existing eligibility requirements or PMIERs in order for us to remain qualified. The GSEs may amend the PMIERs at any time. Additional requirements or conditions imposed by the GSEs could limit our operating flexibility and the areas in which we may write new business. If, in the future, either or both of the GSEs were to cease to consider us a qualified mortgage insurer and cease accepting our MI products, our financial condition and results of operations would be materially and adversely affected.
As a condition of the GSE Approval, we have agreed to limit NMIC's RTC ratio to no greater than 15 to 1 for the first three years of operations (expiring December 31, 2015) and at all times to maintain total statutory capital of at least $150 million. After that date, we agreed to comply with any financial requirements that are imposed in the GSEs' then existing Eligibility Requirements. On April 17, 2015, the FHFA published final updated PMIERs that will be effective on December 31, 2015 (Effective Date) for existing, GSE-approved private mortgage insurers, i.e. Approved Insurers. (Italicized terms have the same meaning that such terms have in the PMIERs.) By March 1, 2016, each Approved Insurer must certify to the GSEs that it fully complies with the PMIERs as of the Effective Date. If an Approved Insurer meets all of the PMIERs except the financial requirements, by March 31, 2016, that Approved Insurer must submit a transition plan to each GSE detailing how it will comply with the financial requirements not later than June 30, 2017 (Compliance Date). We expect that prior to the Effective Date, NMIC will have undertaken measures to fully comply with the PMIERs financial requirements as of the Effective Date or, by March 31, 2016, NMIC will submit a transition plan to the GSEs detailing how NMIC will fully comply with the PMIERs on the Compliance Date. If we are required to present a transition plan to the GSEs to meet their requirements, there is no certainty that the GSEs will agree to any proposed plan we submit to them. Even with a GSE approved transition plan, there is no assurance NMIC will be able to comply with the PMIER financial requirements by the Compliance Date.
NMIC's compliance with the PMIERs financial requirements by the Effective Date or by the Compliance Date under a transition plan will likely include raising additional capital, which is consistent with the Company's previous disclosures regarding the need for future capital raises to fund growth in its business. Capital options include debt, preferred equity or common equity and may be senior to our common stock and may result in dilution to you. No assurance as to the ultimate availability, costs or other terms of any such additional capital can be given at this time. Any such future capital raise would be conducted by means of a separate prospectus or other appropriate offering document and not by means of this report. Further, our efforts to raise capital may not be successful. If we are unable to raise additional capital or enter into alternative arrangements to reduce our RIF, we may not be able to successfully comply with the financial requirements by the Compliance Date. If this were to occur, we may lose our GSE eligibility, which would substantially impair our business prospects and adversely impact our financial position and operating results.
In addition, there is no assurance the GSEs will not make the PMIERs financial requirements more onerous in the future. In particular, the PMIERs provide that the table of factors that determine minimum required assets will be updated every two years or more frequently to reflect macroeconomic conditions or loan performance. If we are required under the PMIERs to increase the amount of available assets in order to support our business writings, the amount of capital our insurance subsidiaries are required to hold will increase, which may have a negative effect on our returns. Any such effect could have a negative impact on our flexibility to meet our business plans and our future operating results.
NMIC is required to maintain minimum capital under its agreements with certain states, and if NMIC falls below these capital requirements or exceeds certain RTC ratios, we could be required to cease writing business in these states, which would adversely impact our business, financial condition and operating results.
In connection with NMIC's applications for licensure in multiple states, including Wisconsin, we agreed to maintain NMIC's RTC ratio below certain thresholds that are lower than these states' statutory maximum RTC requirements. If our business grows faster (i.e. our RIF grows faster than expected) or is less profitable than expected (i.e. our revenues do not generate the return we expect), our actual RTC ratios over the short to mid-term could exceed our expected RTC ratios and could begin to approach the limits to which we are subject, which could require us to raise additional capital or enter into alternative arrangements to reduce our RIF, including through reinsurance. We can give no assurance that our efforts to raise capital or reduce our RIF would be successful. If we are unable to raise additional capital or enter into alternative arrangements to reduce our RIF, we may exceed these state-imposed capital requirements. If this were to occur, we may be required to cease transacting new business in these states, which would substantially impair our business and adversely impact our financial position and operating results.
Our insurance subsidiary is subject to state insurance department capital adequacy requirements, which if breached, could result in NMIC being required to cease writing new business in such states.
NMIC's principal regulator is the Wisconsin OCI. Under applicable Wisconsin law, as well as that of 15 other states, a mortgage insurer must maintain a minimum amount of statutory capital relative to the RIF in order for the mortgage insurer to continue to write new business. While formulations of minimum capital may vary in each jurisdiction that has such a requirement, the most common measure applied allows for a maximum permitted RTC ratio of 25 to 1. Wisconsin and certain other states, including California and Illinois, apply a substantially similar requirement referred to as minimum policyholders' position. Accordingly, if we fail to meet the capital adequacy requirements in one or more states, we could be required to suspend writing business in some or all of the states in which we do business.
We face intense competition for business in our industry from existing MI providers and potentially from new entrants. If we are unable to compete effectively, we may not be able to gain market share and our business may be adversely affected.
The MI industry is highly competitive. With seven private MI companies actively competing for business from the same residential mortgage originators, it is important that we continue to differentiate ourselves from the other companies who sell substantially similar products as ours. We compete with other private mortgage insurers based on our financial strength, underwriting guidelines, information security, product features, pricing, operating efficiencies, customer relationships, name recognition, reputation, the strength of management teams and field organizations, comprehensiveness of databases covering insured loans, effective use of technology and innovation in the delivery and servicing of insurance products and ability to execute. However, the existing MI companies, many of which have larger operations than we do and/or are part of larger diversified companies, have established relationships and infrastructure, personnel and other resources than we are anticipated to have during our initial years of operation. One or more of our competitors may seek to capture increased market share from government-supported insurance programs, such as the FHA, or from other MI companies by reducing pricing, offering alternative coverage and product options, including offerings for loans not intended to be sold to the GSEs, loosening their underwriting guidelines or relaxing risk management policies, which could, in turn, improve their competitive positions in the industry and negatively impact our ability to increase our market share. Competition within the MI industry could result in our loss of customers, lower premiums, riskier credit guidelines and other changes that could lower our revenues or increase our expenses. If our information technology systems are inferior to our competitors', existing and potential customers may choose our competitors' products over ours. If we are unable to compete effectively against our competitors and attract our target customers, our revenue may be adversely impacted and we may not be able to gain market share, which could adversely impact our growth and profitability.

In addition, most of our competitors, either directly or indirectly, offer certain ancillary services to mortgage lenders with which they also conduct MI business, including loan underwriting, training and other services. For various reasons, including related to resources or compliance, we may choose not to offer these services at all or not to offer them in a form that is comparable to the prevailing offerings of our competitors. If we choose not to offer these services, or if we were to offer ancillary services that are not well-received by the market and fail to perform as anticipated, we could be at a competitive disadvantage which could adversely impact our profitability.
Our underwriting and risk management policies and practices may not anticipate all risks and/or the magnitude of potential for loss as the result of unforeseen risks.
We have established underwriting and risk management policies and practices that seek to mitigate our exposure to borrower default risk in our insured loan portfolio by anticipating future risks and the magnitude of those risks. Our underwriting and risk management guidelines are based on what we believe to be the major factors that impact mortgage credit risk. Those factors include, among others, the borrower's credit strength, the loan product, origination practices of lenders, the percentage coverage and size of insured loans and the condition of the economy. In addition, there are certain types of loan characteristics relating to the individual loan or borrower that affect the risk potential for a loan, including its LTV, purpose and terms and the credit profile of the borrower. The presence of multiple higher-risk characteristics in a loan materially increases the likelihood of a claim on such a loan unless there are other characteristics to mitigate the risk.
The frequency and severity of claims we incur will be uncertain and will depend largely on general economic conditions, including rates of unemployment and home prices. To the extent that a risk is unforeseen or is underestimated in terms of magnitude of loss, our underwriting and risk management policies and practices may not completely insulate us from the effects of those risks. If these policies and practices do not correctly anticipate risk or the potential for loss, we may underwrite business for which we have not charged premium commensurate with the risk or we may establish our reserves at a level that does not accurately approximate our actual ultimate loss payments. Either one of these could result in materially adverse effects on our results.
Our insurance in force may be concentrated in specific geographic regions and could make our business highly susceptible to downturns in local economies, which could be detrimental to our financial condition.
We seek to diversify our insured loan portfolio geographically; however, the availability of business might lead to concentrations in specific regions in the U.S., which could make our business more susceptible to economic downturns in these regions. Our IIF and RIF is currently more heavily concentrated in California, primarily as a result of the location and timing of acquisition of new customers. A deterioration in local or national economic conditions in the mortgage market and other economic conditions, including home prices, levels of unemployment and interest rates or an increase in default rates in specific geographic areas or generally could have a material adverse effect on our operating results and financial position.
Actual premiums and investment earnings may not be sufficient to cover claim payments and our operating costs.
We set premiums at the time a policy is issued based on our expectations regarding likely performance over the term of the policy. Our premiums are subject to approval by state insurance regulators, which can delay or limit our ability to increase our premiums. Generally, we will not be able to cancel the MI coverage or adjust renewal premiums during the life of an MI policy. As a result, higher than anticipated claims generally will not be able to be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. While we believe our initial capital, premiums and investment earnings will provide a pool of resources sufficient to cover expected loss payments and have made estimates regarding loss payments and potential claims, the ultimate number and magnitude of claims we experience cannot be predicted with certainty and the actual premiums and investment earnings may not be sufficient to cover losses and/or our operating costs. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our operating results or financial condition. We may not be able to achieve the results that we expect, and there can be no assurance that losses will not exceed our total resources.
Adverse investment performance may affect our financial results and ability to conduct business.
Our investment portfolio consists primarily of highly-rated debt obligations. Our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. Changing and unprecedented market conditions could materially impact the future valuation of securities in our investment portfolio, which may cause us to impair, in the future, some portion of those securities. Volatility or illiquidity in the markets in which we hold positions may cause certain other-than-temporary impairments within our portfolio, which could have a significant adverse effect on our liquidity, financial condition and operating results.
Income from our investment portfolio is one of our primary sources of cash flow to support our operations and claim payments. If we improperly structure our investments to meet those future liabilities or have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. NMIC's investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. Interest rates on our fixed income securities are near historical lows. If interest rates rise above the rates on our fixed income securities, the market value of our investment portfolio would decrease. Any significant decrease in the value of our investment portfolio would adversely impact our financial condition.
In addition, compared to historical averages, interest rates and investment yields on highly rated investments have generally declined, which has the effect of limiting the investment income we can generate. We depend on our investments as a source of revenue, and a prolonged period of low investment yields would have an adverse impact on our revenues and could potentially adversely affect our operating results.
We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. Although our portfolio consists mostly of highly-rated investments and complies with applicable regulatory requirements, the success of our investment activity is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and, consequently, the value of fixed income securities.
We establish loss reserves when we are notified that a loan we insure is in default for at least 60 days, based on management's estimate of claim rates and claim sizes, which are subject to uncertainties and are based on assumptions about certain estimation parameters that may be volatile. As a result, our actual ultimate claim payments on loans in default may materially exceed the amount of our corresponding loss reserves.
We are a relatively new company that commenced transacting mortgage insurance in April 2013. We do not anticipate a material level of losses (relative to written premiums or stockholders' equity) in the first few years of our operations. Our practice, consistent with U.S. GAAP for the MI industry, is to establish loss reserves only for loans that servicers have reported to us as being at least 60 days in default. We also establish reserves for estimated losses incurred on loans that have been in default for at least 60 days that have not yet been reported to us by the servicers (this is often referred to as incurred but not reported or IBNR).
The establishment of loss and IBNR reserves is subject to inherent uncertainty and requires significant judgment by management. We establish loss reserves using our best estimates of claim rates, i.e., the percent of loan defaults that ultimately result in claim payments, and claim amounts, i.e., the dollar amounts required to settle claims, to estimate the ultimate losses on loans reported to us as being at least 60 days in default as of the end of each reporting period. We estimate IBNR by analyzing historical lags in default reporting to determine a specific number of IBNR claims in each reporting period. Our estimates of claim rates and claim sizes are strongly influenced by prevailing economic conditions, for example current rates or trends in unemployment, housing price appreciation and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. Many of these factors are outside of our control and difficult to predict. Further, our expectations regarding future claims may change significantly over time. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Due to the inherent uncertainty and significant judgment involved in the numerous assumptions required in order to estimate our losses, our loss estimates may vary widely. Because loss and IBNR reserves are based on such estimates and judgments, there can be no assurance that even in a stable economic environment, actual claims paid by us will not be substantially different than our loss and IBNR reserves for such claims. Our business, operating results and financial condition will be adversely impacted if, and to the extent, our actual losses are greater than our loss and IBNR reserves.
Further, consistent with industry practice, our reserving method does not take account of losses that could occur from insured loans that are not in default. Thus, future potential losses that may develop from loans not currently in default are not reflected in our financial statements, except in the case where we are required to establish a premium deficiency reserve. As a result, future losses on loans that are not currently in default may have a material impact on future results if such losses emerge.
We may be required to establish a premium deficiency reserve if the net present value of our premiums and reserves is less than the net present value of our loss payments and expenses.
In addition to establishing loss reserves for loans in default, under GAAP, we are required to establish a premium deficiency reserve for our mortgage insurance products if the amount by which the net present value of expected future losses for a particular product and the expenses for such product exceeds the net present value of expected future premiums and existing reserves for such product. We evaluate whether a premium deficiency exists at the end of each fiscal quarter. Our evaluation of premium deficiency is based on our best estimates of future losses, expenses and premiums. This evaluation depends upon many significant assumptions, including assumptions regarding future macroeconomic conditions, and therefore, is inherently uncertain and may prove to be inaccurate. There can be no assurance that premium deficiency reserves will not be required in future periods. In addition, even if we were required to establish a premium deficiency reserve, there can be no assurance that it will be adequate. If one of these were to occur, our business, financial condition and operating results would be adversely impacted.
If we are unsuccessful in our efforts to attract, train and retain qualified personnel, or to retain those personnel we have already recruited, our business may be adversely affected.
We believe that our growth and future success depends in large part on the services and skills of our management team and our ability to motivate and retain these individuals and other key personnel, which includes members of our Finance, Sales, Legal, Risk, Insurance Operations and IT departments. We intend to pay competitive salaries, bonuses and equity-based rewards in order to attract and retain such personnel, but there can be no assurance that we will be successful in such endeavors. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.
The mix of business we write affects our revenue stream and the likelihood of losses occurring.
Even when housing values are stable or rising, mortgages with certain characteristics have higher probabilities of claims. These characteristics include loans with LTVs over 95% (or in certain markets that have experienced declining housing values, over 90%), lower credit scores, with lower scores tending to have higher probabilities of claims, or higher total debt-to-income ratios. Loans with combinations of these risk factors have a higher degree of layered risk. In general, we charge higher premiums for loans with higher risk characteristics. There is, however, no guarantee that our premiums will compensate us for the losses we incur on loans with higher risk characteristics. From time to time, in response to market conditions, we may change the types of loans that we insure and the guidelines under which we insure them, and in doing so, the concentration of insured loans with higher risk characteristics in our portfolio may increase. In addition, we may make exceptions to our underwriting guidelines on a loan-by-loan basis and for certain customer programs. Even though underwriting that falls outside of our guidelines would be on a case-by-case basis, we could incur greater than expected claims and claim payments on this business, which could negatively impact our revenues and operating results.
We may not be able to effectively manage our growth.
Our future operating results depend to a large extent on our ability to successfully manage our growth. Our growth has placed, and it may continue to place, significant demands on our operations and management. Our current plan is dependent upon our ability to:

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continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures in order to manage a growing number of client relationships;

•	scale our technology platform; and

•	attract and retain management talent.
We may not successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with new customers. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, be required to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could have an adverse effect on our business, financial condition or operating results.
We rely on our systems, employees and third party service providers, and any errors or fraud could materially and adversely affect us.
We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, including third-party service providers, clerical record-keeping errors and transactional errors. Our business is dependent on our employees as well as third parties to process a large number of transactions. We could be materially and adversely affected if one of our employees causes a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including breakdowns or failures of such parties' own systems or employees. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers, reputational damage and regulatory intervention, which could result in a material adverse effect on our financial position and operating results.

We are dependent on our information technology and telecommunications systems and third-party service providers, and termination of third-party contracts, systems failures, interruptions, or breaches of security could have a material adverse effect on us.
Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and on adequate performance of our third-party service providers. We outsource many of our major information technology functions, including for the development and operation of our enterprise technology platform, data center hosting and management, email and collaboration and human resource systems. We also outsource certain of our underwriting functions to third party service providers. The failure of any of these third parties to perform and/or deliver on a timely basis, or the failure of these systems, either individually or collectively, or the termination of a third-party software license or service agreement on which any of our systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third parties, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and operating results.
A failure in or breach of our operational or security systems or infrastructure, or those of third parties with which we do business, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.
Our business is highly dependent upon the effective operation of our information technology systems, which process, transmit, store and protect large amounts of personal information of the borrowers whose mortgages we insure, in addition to the confidential, proprietary, financial and other information that are critical to our business. Furthermore, a significant portion of the communications between our employees and our customers and service providers depends on information technology and electronic information exchange. The security of our computer systems and networks, and those functions that we may outsource, are vulnerable to unauthorized access, interruptions or failures due to events that may be beyond our control, including, but not limited to, cyber attacks, natural disasters, theft, terrorist attacks, computer viruses, and general technology failures. Additionally, our employees and vendors may use portable computers or mobile devices which can be stolen, lost or damaged. We have adopted information security procedures and controls to safeguard our systems and the information that we process, transmit and store. Despite these efforts, we may not be able to anticipate or to implement effective preventive measures against all cyber threats, particularly because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers. Any compromise of the security of our information technology systems may result in loss of personally identifiable information, financial losses, loss of customers and the inability to transact business; would be costly and time-consuming to address and resolve an incident; could expose us to liability for damages, harm our reputation, subject us to regulatory scrutiny or expose us to civil litigation. If any of these were to occur, our business, financial condition and operating results could be adversely affected. Further, the technology errors and omissions coverage we maintain may be inadequate to cover any claims or costs associated with an incident that may occur in the future.
If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase.
We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our master policy requires our insureds and their servicers to timely submit premium and monthly insurance-in-force and default reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. If these servicers fail to adhere to such servicing standards and fail to limit and mitigate loss when appropriate, our losses may unexpectedly increase. In addition, if one or more servicers were to experience adverse effects to its business, such servicers could experience delays in their reporting and premium payment requirements, which could result in our inability to correctly record new loans as they are underwritten, receive and process premium payments on insured loans and/or properly recognize and establish loss reserves on loans when a default exists or occurs but is not reported to us. Significant failures by large servicers or disruptions in the servicing of mortgage loans we insure would adversely impact our business, financial condition and operating results.
The occurrence of natural or man-made disasters or a pandemic could adversely affect our business, financial condition and operating results.
We could be exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, floods and tornadoes and man-made disasters, including acts of terrorism, military actions and pandemics. For example, a natural or man-made disaster or a pandemic could lead to unexpected changes in persistency rates as policyholders and contract holders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies, interest payments due on our invested assets and mortgage payments on loans we insure. The continued threat of terrorism may cause significant volatility in global financial markets, and a natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. These consequences could, among other things, result in a decline in business and increased claims from those areas, as well as an adverse effect on home prices in those areas, which could result in unexpected increased loss experience in our business. Disasters or a pandemic also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. In addition, a disaster or a pandemic could adversely affect the value of the assets in our investment portfolio if it affects companies' ability to pay us principal or interest on their securities.
Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations and potentially require us to raise more capital.
NMIH serves as the holding company for our insurance subsidiaries, NMIC and Re One, and does not have any significant operations of its own. NMIC is a mono-line insurance company restricted to writing residential MI business only, and Re One solely provides reinsurance to NMIC for purposes of compliance with statutory coverage limits. As a result, one of our principal sources of funds will be income from dividends and other distributions from these subsidiaries, including permitted payments under our tax and expense-sharing arrangements. Our dividend income is limited to upstream dividend payments from our subsidiaries, which dividends are restricted by agreements with the GSEs and various state insurance departments and by Wisconsin law. Under agreements with the GSEs, we are not permitted to extract dividends from our subsidiaries until December 31, 2015. In addition, NMIC has agreed with various state insurance regulators to restrict dividend payments until January 2016. In general, dividends in excess of prescribed limits are deemed "extraordinary" and require approval of the Wisconsin OCI. Further, it is possible that Wisconsin will adopt revised statutory provisions or interpretations of existing statutory provisions that could be more restrictive than those currently in effect or will otherwise take actions that may further restrict the ability of our insurance subsidiaries to pay dividends or make distributions or returns of capital. As a result of these dividend limitations, we do not expect to receive dividend income from our subsidiaries for several years, if at all. In addition, the expense-sharing arrangements between us and our subsidiaries, as amended, have been approved by the Wisconsin OCI, but such approval may be revoked at any time. If this were to occur, payments to us could be curtailed or limited which would adversely impact our business and operating results.
In addition, we could be required to provide additional capital support for NMIC and Re One if additional capital is required pursuant to our agreements with state departments of insurance, insurance laws and regulations or by the GSEs. If we were unable to meet our obligations, our insurance subsidiaries could lose GSE Approval and/or be required to cease writing business in one or more states, which would adversely impact our business, financial condition and operating results.
Our future capital requirements depend on many factors, including our ability to successfully write new business and establish premium rates at levels sufficient to cover losses, expenses and allow us to achieve profitability, which may be delayed or never occur. We cannot be sure that we will be able to raise equity or debt financing on terms favorable to us and our stockholders and in the amounts that we require, or at all. If we cannot obtain adequate capital, our business, financial condition and operating results could be adversely affected.
Risk Factors Relating to the Mortgage Insurance Industry and Its Regulation
The implementation of the Basel III Capital Accord may affect the use of MI by and, our ability to conduct business with, certain banks.
In November 2010, the U.S. adopted a new capital framework known as Basel III to amend the preexisting capital rules under Basel II, which have not yet been implemented for U.S. depository institutions or holding companies. The phase in period for U.S. banks to implement the Basel III regulations is for a duration of five years, which started on January 2, 2014. The regulations increase the amount of capital and the quality of the capital required to be held by banks. The regulations continue the current treatment for the risk weighting of residential mortgage assets and the treatment of mortgage insurance as reducing the risk weighting on mortgages where the borrower has made a down payment of less than 10% of the value of the residential property.
In addition, the regulations increased the risk weighting for mortgage servicing assets held by banks and require the mortgage servicing assets above certain levels be deducted from the calculation of Tier I equity. Since most low down payment mortgages originated today are either sold to the GSEs or insured by the FHA or guaranteed by the VA, we cannot predict what, if any, impact to the MI industry the Basel III regulations will have over time. Since a significant percentage of the mortgages insured by the MI industry are serviced by banks or bank-owned mortgage companies, the changes in risk weighting for mortgage servicing assets and the deductions from Tier I equity capital for mortgage servicing assets above certain levels has caused and may continue to cause shifts in the amounts of mortgages serviced by banks and bank affiliates or subsidiaries relative to non-banking organizations. It is difficult to predict the impact these shifts may have on the quality of the servicing of insured mortgages or the ultimate impact on the MI industry.
In December 2014, the Basel Committee issued a proposal for further revisions to Basel III's standardized approach for credit risk. The proposal sets forth proposed adjustments to the risk weights for residential mortgage loans. With this proposal, the Basel Committee is considering taking into account the borrower's ability to service a mortgage as a proxy for a debt service coverage ratio. The proposal remains open for comment, and it is difficult to predict whether the Basel Committee will adopt the proposal, and if it does, whether U.S. federal banking regulators will adopt regulation to include elements of the proposal. Even if these things happen, it is difficult to predict the impact, if any, on the MI industry.
Implementation of the Dodd-Frank Act could negatively impact private mortgage insurers and the amount of insurance they can write, including if the definition of Qualified Residential Mortgage (QRM) results in a reduction of the number of low down payment loans available to be insured.
The Dodd-Frank Act required certain federal regulators to promulgate regulations providing for minimum credit risk-retention requirements in securitizations of residential mortgage loans that do not meet the definition of "qualified residential mortgages" (QRM). Congress directed these regulators to define QRM no broader than the definition of a qualified mortgage (QM). On October 24, 2014, the agencies issued the final QRM rule, with an effective date of February 23, 2015. The QRM rule provides for the required risk retention of 5%, and as directed by Congress, excludes QM from the risk retention requirements. In addition, the rule excludes from the risk retention rule mortgage-backed securities issued by Fannie Mae or Freddie Mac as a sponsor, during the duration of the GSEs' conservatorships, or by any limited-life regulatory entity succeeding to either GSE. To benefit from the exemption from risk retention, the GSEs in conservatorship and/or any limited life regulatory entity, as the sponsor, must fully guarantee the timely payment of principal and interest on all mortgage-backed securities issued.
We, and the industry, continue to evaluate the final QRM rule and whether it will have any impact on the MI industry. The potential impact depends on, among other things, the mortgage finance market's reaction to the final rule on and after the rule's effective date, including whether the final rule will affect the size of the high-LTV mortgage market and the extent to which the GSEs' mortgage purchase and securitization activities become a smaller portion of the overall market and securitizations subject to the risk retention requirements and the QRM exemption become a larger part of the mortgage market. If the final QRM rule has the effect of materially reducing the size of the high-LTV mortgage market and therefore the population of loans eligible for MI, our business could be adversely affected.
Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ability to repay rules defining a qualified mortgage reduce the size of the origination market.
The Dodd-Frank Act authorized the Consumer Financial Protection Bureau (CFPB) to issue regulations requiring a loan originator to determine whether, at the time a loan is originated, the consumer has a reasonable ability to repay the loan (ATR). The CFPB's final ATR rule went into effect on January 10, 2014. A subset of mortgages within the ATR rule is known as "qualified mortgage" or QM. QMs under the rule benefit from a statutory presumption of compliance with the ATR rule, thus potentially mitigating the risk of the liability of the creditor and assignees of the loan under TILA. We, along with other industry participants, have observed that the significant majority of covered loans made after the effective date of the CFPB's ATR rule have been QMs. We expect that most lenders will continue to be reluctant to make loans that do not qualify as QMs (either under specific underwriting guidelines in the rule or government or GSE underwriting guidelines) because absent full compliance with the ATR rule, such loans will not be entitled to a safe-harbor presumption of compliance with the ability-to-pay requirements. As a result, we believe ATR regulations have given rise to a subset of borrowers who cannot meet the regulatory QM standards, thus reducing the size of the residential mortgage market tied to such borrowers. It is difficult to predict with any certainty whether changes resulting from the QM rule will have a negative impact on the MI industry over time. Our business prospects and operating results could be adversely impacted if, and to the extent that, the QM regulations have the impact of reducing the size of the origination market.
In addition, there are certain aspects of the ATR regulations that could have an adverse impact on mortgage insurers. Under the QM regulations, if the lender requires the borrower to purchase MI, then the MI premiums are included in monthly mortgage costs in determining the borrower's ability to repay the loan. The demand for MI may decrease if, and to the extent that, monthly MI premiums make it less likely that a loan will qualify for QM status, especially if MI alternatives (discussed below in "—The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to MI.") are relatively less expensive than MI.
In addition, under the QM regulations, mortgage insurance premiums that are payable at or prior to consummation of the loan are includible in points and fees unless, and to the extent that, such up-front premiums (UFP) are (i) less than or equal to the UFP charged by the FHA, and (ii) are automatically refundable on a pro rata basis upon satisfaction of the loan. (The FHA currently charges UFP of 1.75% on all residential mortgage loans, but it has the authority to change its UFP from time to time.) The QM rule includes a limitation on points and fees of 3% of the total loan amount. As inclusion of MI premiums towards the 3% cap will reduce the capacity for other points and fees in covered transactions, mortgage originators may be less likely to purchase single premium MI products to the extent that the associated premiums are deemed to be points and fees. In general, lender paid mortgage insurance premiums are not counted in the consideration of the borrower's monthly payment or in the 3% points and fees determination. As a result, we believe there is greater demand for lender-paid single premium products, including lender-paid single premium products that may be discounted, compared to borrower-paid single premium products. This increased demand may have an adverse impact on our business, financial condition and operating results to the extent that borrower-paid single premium products are more profitable than lender-paid single premium products.
Changes in the business practices of the GSEs, including a decision to decrease or discontinue the use of MI, federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.
The requirements and practices of the GSEs impact the operating results and financial performance of MI companies. Changes in the charters or business practices of Freddie Mac or Fannie Mae could reduce the number of mortgages they purchase that are insured by us and consequently diminish our franchise value. The GSEs could be directed to make such changes by the FHFA, which was appointed as their conservator in September 2008 and has the authority to control and direct the operations of the GSEs.
With the GSEs in their 7th year of conservatorship, the U.S. Congress is more likely to address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market. Since 2011, there have been numerous legislative proposals intended to scale back or eliminate the GSEs, however, no legislation has been enacted to date. The proposals vary greatly with regard to the government's role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee. If any GSE reform legislation is enacted, it could impact the current role of mortgage insurance as credit enhancement, including its reduction or elimination, which would have an adverse effect on our revenue, operating results or financial condition. As a result of these matters, it is uncertain what role private capital, including MI, will play in the domestic residential housing finance system in the future or the impact of any such changes on our business. In addition, the timing of the impact on our business is uncertain. Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Passage of any GSE reform legislation is uncertain and could change through the legislative process, which could take time, making the actual impact on us and our industry difficult to predict.
The U.S. MI industry is subject to regulatory risk and has been subject to increased scrutiny by insurance and other regulatory authorities.
The U.S. MI industry and our insurance subsidiaries are subject to comprehensive federal and state regulation, which has increased in recent years as a result of the most recent financial crisis. Increased federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results. Given the recent significant losses incurred by many insurers in the mortgage and financial guaranty industries, we and our industry may be subject to heightened scrutiny by insurance regulators. In June 2015, the Wisconsin OCI sent a letter to all active mortgage insurers requesting that each company, including NMIC, respond to a number of inquiries, including whether the company has offered customized terms or rates. Although their scope varies, state insurance laws generally grant broad supervisory powers to state insurance regulatory authorities to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect to the insurance business. These state insurance regulatory authorities could take actions that could materially impact the types of products and services we and our industry are permitted to offer, including requiring us (and other MI companies) to modify our current business practices. Further, failure to comply with the various federal and state regulations promulgated by federal consumer protection authorities and state insurance regulatory authorities could lead to enforcement or disciplinary action, including the imposition of penalties and the revocation of our authorization to operate.
State insurance regulators also have the authority to make changes to capital requirements. The National Association of Insurance Commissioners (NAIC) has formed a working group to explore whether the states should adopt more robust rules regulating mortgage insurers, including, among other things, strengthened capital requirements, underwriting standards, claims practices and market conduct. We, along with other MI companies, are working with the Mortgage Guaranty Insurance Working Group of the Financial Condition (E) Committee of the NAIC (Working Group). The Working Group will determine and make a recommendation to the Financial Condition (E) Committee of the NAIC as to what changes, if any, the Working Group believes are necessary to the solvency regulation of MI companies, including changes to the Mortgage Guaranty Insurers Model Act (Model #630). We have provided feedback to the Working Group since early 2013. The Working Group's discussions are ongoing and the ultimate outcome of these discussions and any potential actions taken by the NAIC cannot be predicted at this time. If the Working Group proposes that the NAIC adopt more stringent capital requirements, this could ultimately lead to NMIC being obligated to hold more capital for its insured business, which would reduce our profitability compared to the profitability we expect under the existing capital requirements.
A downturn in the U.S. economy or a decline in the value of borrowers' homes from their value at the time their loans close may result in more homeowners defaulting and could increase our losses.
Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as increasing unemployment and whether a defaulting borrower can sell the home for an amount that will cover unpaid principal and interest and the expenses of the sale. Deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can decrease the willingness of borrowers with sufficient resources to make mortgage payments when their mortgage balances exceed the values of their homes. Housing values may decline even absent deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, rising interest rates or restrictions on mortgage credit due to more stringent underwriting standards, among other factors. If our loss projections are inaccurate, our loss payments could materially exceed our recorded loss reserves resulting in an adverse effect on our financial position and operating results. Also, if unemployment rates materially exceed and home price trends materially differ from our forecasts, our underwriting standards and premium charges may prove inadequate to shield us from materially increased losses.
Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force .
The premium from a single premium policy is collected up front and generally earned over the estimated life of the policy. In contrast, premiums from a monthly premium policy are received and earned each month over the life of the policy. In each year, most of our premiums will be from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. A lower level of persistency could reduce our future revenues, particularly with respect to our monthly-paid premium products. In contrast, a higher than expected persistency rate will decrease the profitability from single premium policies because they will remain in force longer than was estimated when the policies were written. The factors affecting persistency include:

•
the level of current mortgage interest rates compared to the mortgage rates on the IIF, which affects the vulnerability of the IIF to refinancings (i.e., lower current interest rates make it more attractive for borrowers to refinance and receive a lower interest rate); and

•	mortgage insurance cancellation policies of mortgage investors, along with the current value of the homes underlying the mortgages in the IIF.
Current mortgage interest rates are at or near historic lows. Future premiums on our IIF represent a material portion of our claims paying resources. We are unsure what the impact on our revenues will be as mortgages are refinanced, because the number of policies we write for replacement mortgages may be more or less than the terminated policies associated with the refinanced mortgages. Given this dynamic, our expected revenues from monthly premium policies in particular might be negatively impacted if there is a higher than expected level of refinance activity in the future.
The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to MI.
If lenders and investors select alternatives to MI, our business could be adversely affected. These alternatives to MI include, but are not limited to:

•	lenders using government mortgage insurance programs, including those of the FHA and the VA;

•	state-supported mortgage insurance funds in several states, including California and New York;

•	lenders and other investors holding mortgages in portfolio and self-insuring;

•	investors using credit enhancements other than MI, using other credit enhancements in conjunction with reduced levels of MI coverage, or accepting credit risk without credit enhancement;

•
lenders originating mortgages using "piggy-back" or other structures to avoid MI, such as a first mortgage with an 80% LTV and a second mortgage with a 10%, 15% or 20% LTV (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with an LTV above 80% that has MI; and

•	if borrowers pay cash versus securing mortgage financing, which has occurred with greater frequency in recent years.

Any of these alternatives to MI could reduce or eliminate the need for our product, could cause us to lose business and/or could limit our ability to attract the business that we would prefer to underwrite. In particular, since 2008, government mortgage insurance programs, principally the FHA, have captured a significant share of the insured loan market. Government mortgage insurance programs are not subject to the same capital requirements, risk tolerance or business objectives that we and other private MI companies are, and therefore, generally have greater financial flexibility in setting their pricing, guidelines and capacity, which could put us at a competitive disadvantage. On January 26, 2015, the FHA reduced its single-family annual mortgage insurance premiums by 50 basis points. On December 11, 2013, HUD announced its own final rule defining a "Qualified Mortgage" that would be insured, guaranteed or administered by FHA, which went into effect on January 10, 2014 and which is less restrictive than the CFPB's definition in certain respects, including that (i) it has no borrower DTI limit, and (ii) it has a higher pricing threshold for loans to fall into the "safe harbor" category of QM loans rather than the "rebuttable presumption" category of QM loans. Because of these factors, it is possible that lenders will prefer FHA-insured loans to loans insured by private MI companies, including us, and that such preferences could have a material negative effect on our ability to compete for business. In addition, loans insured under FHA and other Federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than GSE securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. Federal government. While declining from a high of approximately 85% in 2009, the market share of governmental agencies remains substantially above the low of approximately 23% in 2007, according to statistics reported by Inside Mortgage Finance. If the FHA or other government-supported mortgage insurance programs maintain or increase their share of the mortgage insurance market, our business and industry could be negatively affected.
The degree to which lenders or borrowers may select these alternatives now, or in the future, is difficult to predict. As one or more of the alternatives described above, or new alternatives that enter the market, are chosen over MI, our revenues could be adversely impacted. The loss of business in general or the specific loss of more profitable business could have a material adverse effect on our financial position and operating results.
If the volume of low down payment loan originations declines, the amount of insurance that we may be able to write could decline, which would reduce our revenues.
Our revenues, in part, depend on the volume of low down payment loan originations and may be negatively affected if the volume declines. The factors that affect the volume of low down payment loan originations include, among other things:

•	restrictions on mortgage credit due to more stringent underwriting standards, more restrictive regulatory requirements and liquidity issues affecting lenders;

•	the level of loan interest rates and deductibility of mortgage interest for income tax purposes;

•	the health of the real estate industry and the national economy as well as the conditions in regional and local economies;

•	housing affordability;

•	population trends, including the rate of household formation;

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTVs that require MI;

•	U.S. government housing policy encouraging loans to first-time homebuyers; and

•	the extent to which the GSEs' guaranty and other fees, credit underwriting guidelines and other business terms affect lenders' willingness to extend credit for low down payment mortgages.
A decline in the volume of low down payment loan originations could decrease demand for MI, decrease our NIW and therefore reduce our revenues and have an adverse effect on our operating results.
The U.S. MI industry is, and as a participant we will be, subject to litigation and regulatory enforcement risk generally.
We operate in highly regulated industries that inherently pose a heightened risk of litigation and regulatory proceedings. As a result, the members of the MI industry, including us, face litigation risk, including the risk of class action lawsuits, and administrative enforcement by federal agencies in the ordinary course of operations. Litigation and enforcement actions relating to capital markets transactions and securities-related matters in general has increased as a result of the most recent financial crisis. Consumers continue to bring lawsuits against home mortgage lenders and settlement service providers. We currently are not a party to litigation or subject to any enforcement actions; however, such proceedings could arise in the future. The cost to defend, and the ultimate resolution of, any such action or proceeding could have a material adverse impact on our business, financial condition and results of operations.

Mortgage insurers have been involved in litigation alleging violations of the Real Estate Settlement Procedures Act (RESPA). Among other things, RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of MI business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of MI business. Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief in connection with alleged violations of the referral fee limitations of RESPA, as well as by private litigants in class actions. The insurance law provisions of many states also prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition.
In the past, a number of lawsuits have challenged the actions of other MI companies under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of MI. In addition to these private lawsuits, other MI companies received Civil Investigative Demands from the CFPB and state insurance regulators as part of their respective investigations to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of the RESPA and state insurance laws. In 2013, the CFPB entered into consent orders with five other MI companies settling the CFPB's allegations related to those MI companies' respective captive arrangements. We do not currently have any captive reinsurance arrangements and are not currently subject to RESPA-related actions by federal and state regulators. Should we become a party to an action by any of these various regulators, the ultimate outcome is difficult to predict, and it is possible that any outcome could be negative to us specifically or the industry in general and such a negative outcome could have an adverse effect on our business, financial position and operating results.
Risks Related to Our Common Stock
We do not anticipate paying any dividends on our common stock in the near future, and payment of any declared dividends may be delayed.
As a condition of GSE Approval, the GSEs have prohibited NMIC from paying a dividend to us before December 31, 2015. NMIC has also agreed with various state insurance regulators to restrictions on the payment of dividends until January 2016. After the expiration of these periods, we must obtain prior approval from the GSEs for the payment of any dividend by NMIC, and we will have to obtain permission from our state of domicile regulator, the Wisconsin OCI or any successor domestic regulator, for the payment of any extraordinary dividend. Without the payment of dividends from NMIC to us, it may be difficult for us to pay dividends to stockholders.
We have not declared or paid dividends in the past, and we do not expect to pay dividends in the near future. Further, we do not have earnings from which dividends may be paid. In our early years, to the extent we have earnings, we intend to retain such earnings to expand our business. As a result, only appreciation in the price of our common stock, which may never occur, will provide a return to investors. Any future declaration and payment of dividends by our Board will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our Board deems relevant. In addition, we may enter into credit agreements or other debt arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.
The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.
As of July 31, 2015, we had 58,740,100 shares of our common stock issued and outstanding. Of the outstanding shares of our common stock, the shares held by a person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 of the Securities Act may be eligible for resale in the public market under Rule 144 under the Securities Act subject to applicable restrictions under Rule 144. Sales of substantial amounts of our common stock in the public market in the future, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate.
In addition, we have filed registration statements on Form S-8 under the Securities Act to register an aggregate of 5.5 million shares of our common stock for issuance under our 2012 Stock Incentive Plan and an aggregate of 4 million shares of our common stock for issuance under our 2014 Omnibus Incentive Plan. Any shares issued in connection with acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by investors who purchase our shares.

Future issuances of shares of our common stock may depress our share price and might dilute the book value of our common stock and reduce your influence over matters on which stockholders vote.
We have the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares that may be issued to satisfy our obligations under our incentive plans, and securities and instruments that are convertible into our common stock. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock and might dilute the book value of our common stock or result in a decrease in the per share price of our common stock.
Future issuance of debt or preferred stock, which would rank senior to our common stock upon our liquidation, may adversely affect the market value of our common stock.
In the future, we may attempt to increase our capital resources by issuing debt, including bank debt, commercial paper, medium-term notes, senior or subordinated notes or classes of shares of preferred stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of shares of our common stock. Accordingly, in the event of our liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings, if any, would receive a distribution of our available assets prior to the holders of shares of our common stock. In addition, if we incur debt in the future, our future interest cost could increase and adversely affect our liquidity, cash flow and operating results. Our decision to issue debt or preferred stock will depend on market conditions and other factors, some of which will be beyond our control. We cannot predict or estimate the amount, timing or nature of such future issuances. Holders of our common stock bear the risk of such future issuances of debt or preferred stock reducing the market value of our common stock.
The market price of our common stock may be volatile, which could cause the value of an investment in our common stock to decline.
The market price of our common stock may fluctuate substantially and be highly volatile, which may make it difficult for stockholders to sell their shares of our common stock at the volume, prices and times desired. There are many factors that impact the market price of our common stock, including, without limitation:

•	general market conditions, including price levels and volume and changes in interest rates;

•	national, regional and local economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•	our actual or projected financial condition, liquidity, operating results, cash flows and capital levels;

•	changes in, or failure to meet, our publicly disclosed expectations as to our future financial and operating performance;

•
publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	market valuations, as well as the financial and operating performance and prospects, of similar companies;

•	future issuances or sales, or anticipated issuances or sales, of our common stock or other securities convertible into or exchangeable or exercisable for our common stock;

•	expenses incurred in connection with changes in our stock price, such as changes in the value of the liability reflected on our financial statements associated with outstanding warrants;

•	the potential failure to establish and maintain effective internal controls over financial reporting;

•	additions or departures of key personnel;

•	our failure to satisfy the continued listing requirements of the NASDAQ;

•	our failure to comply with the Sarbanes-Oxley Act of 2002; and

•	our treatment as an "emerging growth company" under the federal securities laws.
The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business or operating results.
We are an emerging growth company (EGC) and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
As an EGC, we are relieved from certain significant requirements, including, among other things, the requirement to comply with certain provisions of Sarbanes-Oxley and the Dodd-Frank Act and certain provisions and reporting requirements of or under the Securities Act and the Exchange Act, which has the effect of reducing the amount of information that we are required to provide for the foreseeable future. For example, as an EGC, we are exempt from complying with Section 404(b) of Sarbanes-Oxley, which otherwise would have required our auditors to attest to and report on our internal control over financial reporting. These reduced disclosure requirements may make our common stock less attractive to investors. To the extent that other companies do not, or cannot, take advantage of the benefits under the JOBS Act, this distinction may make our common stock less attractive to investors.
Provisions contained in our organizational documents, as well as provisions of Delaware law, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.
Our certificate of incorporation and bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board. Our corporate governance documents include provisions that:

•	provide that special meetings of our stockholders generally can only be called by the chairman of the Board or the president or by resolution of the Board;

•
provide our Board the ability to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may grant preferred holders voting, special approval, dividend or other rights or preferences superior to the rights of the holder of common stock;

•	provide our Board the ability to issue common stock and warrants within the amount of authorized capital;

•
provide that, subject to the rights of the holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by such stockholders; and

•
provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, generally must provide timely advance notice of their intent in writing and certain other information not less than 90 days nor more than 120 days prior to the meeting.

These provisions, alone or together, could delay hostile takeovers and changes of control of the Company or changes in our management.
As a Delaware corporation, we are also subject to anti-takeover provisions of Delaware law. The Delaware General Corporation Law (the DGCL) provides that stockholders are not entitled the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.
We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.
In addition, Wisconsin's insurance regulations generally provide that no person may acquire control of us unless the transaction in which control is acquired has been approved by the Wisconsin OCI. The regulations provide for a rebuttable presumption of control when a person owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which NMIC and/or Re One are licensed insurers require notification to the state's insurance department a specified time before a person acquires control of us. If regulators in these states disapprove the change of control, our licenses to conduct business in the disapproving states could be terminated.
Any provision of our certificate of incorporation or bylaws or Delaware law or under the Wisconsin insurance regulation that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock.
Item 6. Exhibits
An index to exhibits has been filed as part of this report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NMI HOLDINGS, INC.
August 4, 2015	By: /s/ Glenn M. Farrell
Name: Glenn M. Farrell Title: Chief Financial Officer and Duly Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description

2.1
Stock Purchase Agreement, dated November 30, 2011, between NMI Holdings, Inc. and MAC Financial Ltd. (incorporated herein by reference to Exhibit 2.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

2.2
Amendment to Stock Purchase Agreement, dated April 6, 2012, between NMI Holdings, Inc. and MAC Financial Ltd. (incorporated herein by reference to Exhibit 2.2 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

3.1
Second Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

3.2	Third Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.1 to our Form 8-K, filed on December 9, 2014)
4.1	Specimen Class A common stock certificate (incorporated herein by reference to Exhibit 4.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
4.2
Registration Rights Agreement between NMI Holdings, Inc. and FBR Capital Markets & Co., dated April 24, 2012 (incorporated herein by reference to Exhibit 4.2 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

4.3
Registration Rights Agreement by and between MAC Financial Ltd. and NMI Holdings, Inc., dated April 24, 2012 (incorporated herein by reference to Exhibit 4.3 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

4.4
Registration Rights Agreement between FBR & Co., FBR Capital Markets LT, Inc., FBR Capital Markets & Co., FBR Capital Markets PT, Inc. and NMI Holdings, Inc., dated April 24, 2012 (incorporated herein by reference to Exhibit 4.4 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

4.5
Warrant No. 1 to Purchase Common Stock of NMI Holdings, Inc. issued to FBR Capital Markets & Co., dated June 13, 2013 (incorporated herein by reference to Exhibit 4.5 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

4.6
Form of Warrant to Purchase Common Stock of NMI Holdings, Inc. issued to former stockholders of MAC Financial Ltd.(incorporated herein by reference to Exhibit 4.6 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.1 ~	NMI Holdings, Inc. 2012 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
10.2 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Chief Executive Officer and Chief Financial Officer (incorporated herein by reference to Exhibit 10.2 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.3 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Management (incorporated herein by reference to Exhibit 10.3 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.4 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Restricted Stock Unit Award Agreement for Directors (incorporated herein by reference to Exhibit 10.4 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.5 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Chief Executive Officer and Chief Financial Officer (incorporated herein by reference to Exhibit 10.5 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.6 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Management (incorporated herein by reference to Exhibit 10.6 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.7 ~
Form of NMI Holdings, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement for Directors (incorporated herein by reference to Exhibit 10.7 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.8 ~
Employment Agreement by and between NMI Holdings, Inc. and Bradley M. Shuster, dated March 6, 2012 (incorporated herein by reference to Exhibit 10.8 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.9 ~
Amendment to Employment Agreement by and between NMI Holdings, Inc. and Bradley M. Shuster, dated April 24, 2012 (incorporated herein by reference to Exhibit 10.9 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

i

Exhibit Number	Description
10.10 ~
Employment Agreement by and between NMI Holdings, Inc. and Jay M. Sherwood, dated March 6, 2012 (incorporated herein by reference to Exhibit 10.10 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.11 ~
Amendment to Employment Agreement by and between NMI Holdings, Inc. and Jay M. Sherwood, dated April 24, 2012 (incorporated herein by reference to Exhibit 10.11 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.12 ~	Offer Letter by and between NMI Holdings, Inc. and Glenn Farrell, effective December 4, 2014 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on December 9, 2014)
10.13
Form of Indemnification Agreement between NMI Holdings, Inc. and its directors and certain executive officers (incorporated herein by reference to Exhibit 10.1 to our Form 8-K, filed on November 25, 2014)

10.14 +
Commitment Letter dated July 12, 2013 for Bulk Fannie Mae-Paid Loss-on-Sale Mortgage Insurance on the Portfolio of approximately $5.46 billion Purchased by Fannie Mae and Identified by Fannie Mae as Deal No. 2013 MIRT 01 and by the Company as Policy No. P-0001-01 (incorporated herein by reference to Exhibit 10.14 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

10.15 ~	NMI Holdings, Inc. 2014 Omnibus Incentive Plan (incorporated herein by reference to Appendix A to our 2014 Annual Proxy Statement, filed on March 26, 2014)
10.16 ~
Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Chief Executive Officer and President (incorporated herein by reference to Exhibit 10.18 to our Form 10-K, filed on February 20, 2015)

10.17 ~
Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Employees (incorporated herein by reference to Exhibit 10.19 to our Form 10-K, filed on February 20, 2015)

10.18 ~
Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Independent Directors (incorporated herein by reference to Exhibit 10.20 to our Form 10-K, filed on February 20, 2015)

10.19 ~
Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Nonqualified Stock Option Award Agreement for Chief Executive Officer and President (incorporated herein by reference to Exhibit 10.21 to our Form 10-K, filed on February 20, 2015)

10.20 ~
Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Nonqualified Stock Option Award Agreement for Employees (incorporated herein by reference to Exhibit 10.22 to our Form 10-K, filed on February 20, 2015)

10.21 ~	Form of NMI Holdings, Inc. 2014 Omnibus Incentive Plan Phantom Unit Award Agreement for Independent Directors
21.1	Subsidiaries of NMI Holdings, Inc. (incorporated herein by reference to Exhibit 21.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)
31.1	Principal Executive Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Principal Financial Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 #	Certifications of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1
Conditional Approval Letter, dated January 15, 2013, from Freddie Mac to National Mortgage Insurance Corporation (incorporated herein by reference to Exhibit 99.1 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

99.2
Conditional Approval Agreement, dated January 16, 2013, by and among Federal National Mortgage Association, NMI Holdings, Inc. and National Mortgage Insurance Corporation (incorporated herein by reference to Exhibit 99.2 to our Form S-1 Registration Statement (Registration No. 333-191635), filed on October 9, 2013)

101 *
The following financial information from NMI Holdings, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, formatted in XBRL (eXtensible Business Reporting Language):
(i) Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014
(ii) Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2015 and
            2014
(iii) Consolidated Statements of Changes in Shareholders' Equity for the six months ended June 30, 2015 and the year ended December 31, 2014
(iv) Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014, and
(v) Notes to Consolidated Financial Statements

ii

~	Indicates a management contract or compensatory plan or contract.
+	Confidential treatment granted as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.
#
In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibit 32 hereto are deemed to accompany this Form 10-Q and will not be deemed "filed" for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act except to the extent that the registrant specifically incorporates it by reference.

*
In accordance with Rule 406T of Regulation S-T, the information furnished in these exhibits will not be deemed "filed" for purposes of Section 18 of the Exchange Act.  Such exhibits will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that the registrant specifically incorporates it by reference.

iii

EXHIBIT 10.21

NMI HOLDINGS, INC.
2014 OMNIBUS INCENTIVE PLAN
PHANTOM UNIT AWARD AGREEMENT
(FOR INDEPENDENT DIRECTORS)
THIS PHANTOM UNIT AWARD AGREEMENT (this “Agreement”), dated as of [•], 2015 (the “Grant Date”), is made by and between NMI Holdings, Inc., a Delaware corporation (the “Company”), and [NAME] (“Participant”).
WHEREAS, the Company has adopted the NMI Holdings, Inc. 2014 Omnibus Incentive Plan (the “Plan”) (capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Plan);
WHEREAS, pursuant to the Plan, the Committee may grant awards that are valued in whole or in part by reference to, or are otherwise based upon the value of a Share; and
WHEREAS, the Committee has determined that it would be in the best interests of the Company and its stockholders to grant Participant a cash-settled phantom unit award related to the value of Share on the terms and subject to the conditions set forth in this Agreement and the Plan (the “Phantom Units”).
NOW THEREFORE, for and in consideration of the premises and the covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:
1.Grant of Phantom Unit Award.

(a)Grant. The Company hereby grants to Participant the Phantom Units, on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan. The number of Phantom Units awarded hereunder shall be equal to 50,000, divided by the Fair Market Value of a Share on the Grant Date, rounded down to the nearest whole unit. Each Phantom Unit shall entitle Participant to a cash amount equal to the Fair Market Value of a Share on the applicable vesting date as set forth in Section 2 hereof.

(b)Incorporation by Reference, Etc. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan.

2.Vesting.

(a)General. Except as may otherwise be provided herein, the Phantom Units shall vest on the first anniversary of the Grant Date, subject to Participant not having incurred a Termination of Employment as of the applicable vesting date.

(b)Termination of Employment. Except as provided in the immediately following sentence, in the event that Participant incurs a Termination of Employment, an unvested Phantom Unit shall be forfeited by Participant without consideration therefor. Notwithstanding the foregoing, in the event that Participant incurs a Termination of Employment due to Participant’s death or “Disability” (as defined in the Plan), any unvested Phantom Unit shall accelerate and vest in full as of the date of Termination of Employment.

3.Settlement. As soon as practicable after any Phantom Unit has vested (and in any event, no later than fifteen business days immediately following the date of such vesting), the Company shall deliver to Participant, in respect of each Phantom Unit granted hereunder, a cash amount equal to the Fair Market Value of a Share on the applicable vesting date.

1

EXHIBIT 10.21

4.Taxes. Participant (or, in the event of Participant’s death, any beneficiary), shall be solely responsible for any federal, state or local income or self-employment taxes that Participant incurs in connection with the receipt of the Phantom Units or the vesting of the Phantom Units, and the Company shall have no obligation or liability with respect to Participant’s (or, in the event of Participant’s death, any beneficiary’s) satisfaction of such taxes and shall have no withholding obligations with respect thereof.

5.No Rights as Stockholder. Participant shall have no rights as a stockholder in relation to the Phantom Units, including, without limitation, the right to dividends and voting rights.

6.Transferability. The Phantom Units may not, at any time prior to becoming vested, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company, its Subsidiary or Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

7.Adjustment. Upon any event described in Section 3(d) of the Plan occurring after the Grant Date, the adjustment provisions as provided for under Section 3(d) of the Plan shall apply to the Phantom Units.

8.Change in Control. In the event of a Change in Control of the Company occurring after the Grant Date, any outstanding unvested Phantom Units shall become fully vested upon the occurrence of such Change in Control. Any Phantom Units that vest in connection with this Section 8 shall be settled in a manner consistent with Section 3 of this Agreement.

9.Miscellaneous.

(a)Waiver and Amendment. The Committee may waive any conditions or rights under, or amend any terms of, this Agreement and the Phantom Units granted thereunder; provided that any such waiver or amendment that would impair the rights of any Participant or any holder or beneficiary of any Phantom Units theretofore granted shall not to that extent be effective without the consent of Participant. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages. No waiver by any party of any breach of this Agreement shall be held to constitute a waiver of any other breach or a waiver of the continuation of the same breach.

(b)Unsecured Obligation. This Award is unfunded, and even with respect to any vested Phantom Unit, Participant shall be considered an unsecured creditor of the Company with respect to the Company’s obligations to pay the cash value of Phantom Units granted pursuant to this Agreement. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between Participant and the Company or any other person.

(c)Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, courier service or personal delivery:

if to the Company:
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608
Facsimile: 510 225 3832
Attention: General Counsel

2

EXHIBIT 10.21

if to Participant: at the address last on the records of the Company.
All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if by facsimile or e-mail.
(d)Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law.

(e)No Rights to Service. Nothing contained in this Agreement shall be construed as giving Participant any right to be retained, in any position, as an employee, consultant or director of the Company or its Affiliates or shall interfere with or restrict in any way the right of the Company or its Affiliates, which is hereby expressly reserved, to remove, terminate or discharge Participant at any time for any reason whatsoever.

(f)Beneficiary. Participant may file with the Company a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, change or revoke such designation by filing a new designation with the Company. The last such designation received by the Company shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Company prior to Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by Participant, the beneficiary shall be deemed to be his spouse or, if Participant is unmarried at the time of death, his estate.

(g)Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of Participant and the beneficiaries, executors, administrators, heirs and successors of Participant.

(h)Section 409A. It is intended that the Awards granted pursuant to this Agreement and the provisions of this Agreement be exempt from Section 409A of the Code pursuant to the “short-term deferrals” exception (as provided in Treasury Regulations Section 1.409A-1(b)(4)), and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code.

(i)Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior communications, representations and negotiations with respect thereto.

(j)Bound by the Plan. By signing this Agreement, Participant acknowledges that he has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(k)Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(l)Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

3

EXHIBIT 10.21

(m)Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

10.Compliance with Legal Requirements. The grant of the Phantom Units, and any other obligations of the Company under this Agreement, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required.

[Remainder of page intentionally left blank; signature page to follow]

4

EXHIBIT 31.1

PRINCIPAL EXECUTIVE OFFICER’S CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bradley M. Shuster, certify that:

1. I have reviewed this quarterly report on Form 10-Q of NMI Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 4, 2015
/s/ Bradley M. Shuster
Bradley M. Shuster
Chairman and Chief Executive Officer
(Principal Executive Officer)

1

EXHIBIT 31.2

PRINCIPAL FINANCIAL OFFICER’S CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glenn M. Farrell, certify that:

1. I have reviewed this quarterly report on Form 10-Q of NMI Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 4, 2015
/s/ Glenn M. Farrell
Glenn M. Farrell
Chief Financial Officer
(Principal Financial and Accounting Officer)

1

EXHIBIT 32.1

CERTIFICATION OF CEO AND CFO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of NMI Holdings, Inc.  (the “Company”) on Form 10-Q for the quarter ended June 30, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer’s knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 4, 2015

/s/ Bradley M. Shuster
Bradley M. Shuster
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: August 4, 2015

/s/ Glenn M. Farrell
Glenn M. Farrell
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to NMI Holdings, Inc. and will be retained by NMI Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

1